U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          SOUTH AMERICAN MINERALS, INC.
                 (Name of Small Business Issuer in its charter)

              Nevada                                           59-3394111
(State or other jurisdiction                            (I.R.S. Employer ID No.)
of incorporation or organization)

76 Beaver Street, 26th Floor, New York, New York                      10005-3402
    (Address of principal executive offices)                          (Zip Code)

                    Issuer's telephone number (212) 668-0842

Securities to be registered under Section 12(b) of the Act. None

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered

Not applicable                                            Not Applicable

Securities to be registered under Section 12(g) of the Act.

                          Common Stock, $.10 par value
                          ----------------------------
                                 Title of Class

                          SOUTH AMERICAN MINERALS, INC.
                                Table of Contents

Glossary                                                                    (ii)
Conversion Factors And Abbreviations                                       (iii)

                                     PART I

                                                                            Page
                                                                            ----
Item 1. Description of Business                                               2

Item 2. Management's Discussion and Analysis
        of Financial Conditions and Results of Operation                     18

Item 3. Description of Property                                              25

Item 4. Security Ownership of Certain Beneficial
        Owners and Management                                                30

Item 5. Directors and Executive Officers, Promoters
        and Control Persons                                                  31

Item 6. Executive Compensation                                               32

Item 7. Certain Relationships and Related Transactions                       33

Item 8. Description of Securities                                            34

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's
        Common Equity and Related Stockholder Matters                        34

Item 2. Legal Proceedings                                                    36

Item 3. Changes in and Disagreements with Accountants                        36

Item 4. Recent Sales of Unregistered Securities                              37

Item 5. Indemnification of Directors and Officers                            37

                                    PART F/S

Financial Statements                                                         F-1

                                    PART III

Item 1. Index to Exhibits                                                    38

Item 2. Description of Exhibits                                              38

Signature Page                                                               39

                           GLOSSARY OF TECHNICAL TERMS

Alluvial Placer Gold    General term for gold mineralization deposited by a body
                        of water, that occurs in alluvial gravel material, usually deposited during recent geological time

Mine mining is the process of transforming a reserve into benefits for its owners (debt, equity and employees), governments and communities. Exploration continues during the mining process and, in many cases, reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

Amalgam                 gold that has been trapped by mercury.

Assay                   to analyze the proportions of metals in an ore.

Formation               a distinct layer of sedimentary rock of similar
                        composition.

Geological mapping      the recording of geologic information such as the
                        distribution and nature of rock units and the occurrence of structural features, mineral deposits, and fossil localities

Geophysics              the study of the earth; in particular the physics of the
                        solid earth, the atmosphere and the earth's magnetosphere

Greenstone              a sequence of usually metamorphosed volcanic-sedimentary
                        rock assemblages

Grizzly                 a metal device used to separate gold bearing gravels

Laterite highly weathered residual surficial soils and decomposed rocks, rich in iron and aluminum oxides that are characteristically developed in tropical climates.

Mineral a naturally formed chemical element of compound having a definite chemical composition and, usually, a characteristic crystal form.

Mineralization          a natural occurrence in rocks or soil of one or more
                        metalliferous minerals.

Outcrop that part of a geologic formation or structure that appears at the surface of the earth.

PPMS                    a medium scale operations prospecting permit in Guyana.


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

Probable Reserves       Reserves for which quantity and grade and/or quality are
                        computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven
                        (measured) reserves, is high enough to assume continuity between points of observation.

Proven Reserves         Reserves for which (a) quantity is computed from
                        dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

Reserve That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Shield a large area of exposed basement rocks often surrounded by younger rocks, e.g. Guyana Shield.

Surficial               situated, formed, or occurring on or close to the
                        earth's surface

Volcanics               those originally molten rocks, generally fine grained,
                        that have reached or nearly reached the Earth's surface before solidifying.

Weathering              the destructive process constituting that part of
                        erosion whereby earthy and rock materials on exposure to atmospheric agents at or near the Earth's surface are changed in character with little or no transport of the loosened or altered material.

                      CONVERSION FACTORS AND ABBREVIATIONS

For ease of reference, the following conversion factors are provided:

1 acre                      = 0.4047 hectare               1 mile               = 1.6093 kilometer
20 dwt                      = 1.0 oz                       12 oz                = 1.00 pounds
1 foot                      = 0.3048 meter                 1 troy ounce         = 31.1035 grams
1 gram per tonne            = 0.0292 ounce per short ton   1 square mile        = 2.59 square kilometer
1 short ton (2000 pounds)   = 0.9072 tonne                 1 square kilometer   = 100 hectares

The following abbreviations of measurements are used herein:

      Au       =  gold                      m        =  meter
      ct       =  carat                     m/2/     =  square meter
      ct/m/2/  =  carats per square meter   m/3/     =  cubic meter
      dwt      =  24 grains                 mg       =  milligram
      gm       =  gram                      mg/m/3/  =  milligrams per cubic
      g/t      =  grams per tonne           t        =  metric tonne
      ha       =  hectare                   oz       =  troy ounce
      km       =  kilometer                 oz/t     =  troy ounces per ton
      kg       =  kilogram                  ppb      =  parts per billion

Note: All units in the text are stated in metric measurements unless otherwise noted.

                                     PART I

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      We caution readers that certain important factors may affect our actual results and could cause such results to differ materially from any "forward-looking statements" (as defined in Section 21E of the Securities and Exchange Act of 1934) that we make in this registration statement. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. This Registration Statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration Statement, including but not limited to the following sections:

o "Part I, Item 1. Description of Business" especially the disclosures set out under the heading "Risk Factors"; and

o "Part I, Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations."

These statements include discussions regarding our intent, belief or current expectations with respect to many things. Some of these things are:

o worldwide economic and political events affecting the supply of and demand for gold;

o     volatility in market prices for gold,

o the establishment, quantification and recovery of reserves and mineralized material,

o     the cost of fuel,

o     the timing and scope of future dredging,

o     results of future feasibility studies,

o financial market conditions, and the availability of debt or equity financing on terms acceptable to us,

o     political, economic and operational risks of foreign operations,

o     force majeure events,

o     competition,

o     environmental regulations,

o     uninsured risks,

o capitalization and commercial viability and expectation regarding the receipt of permits and licenses, and

o     gold exploration and development costs and results.

We caution readers that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties. In fact, actual results most likely will differ materially from those projected in the forward-looking statements as a result of various factors.

You should carefully consider and evaluate all of these factors. In addition, we do not undertake to update forward-looking statements after we file this registration statement with the Securities and Exchange Commission, even if new information, future events or other circumstances have made them incorrect or misleading.

Item 1. Description of Business

General

We, South American Minerals, Inc., are a holding company and all of our operations are conducted by our wholly-owned subsidiary, North American Resources, Inc. Ltd., a corporation organized under the laws of the Government of Guyana, South America ("NARIL"). All references in this registration statement to "us" include NARIL, unless the text specifically indicates otherwise.

We currently are engaged in dredging for alluvial placer gold on the Konawaruk River in Guyana, South America on our own behalf and on behalf of the Venture in which we currently hold a 65% interest (see "The Cuyuni River Venture" below). For more detailed information about the properties in Guyana in which we hold certain claims, licenses and permits, see "Part I. Item 3. Description of Property."

Our principal executive office is located at 76 Beaver Street Suite 2600, New York, New York. NARIL's operational offices are located at Lot 88 "C" "D" Barrack Street, Kingston, Georgetown, Republic Of Guyana.

Current and Planned Activities During The Next 12 Months

Although we have rights to a number of properties in Guyana, at the present time we are only producing gold in one location on the Konawaruk. For information about this and other properties, please see the discussion below and in "Part I.
Item 3. "Description of Property."

At present we are engaged in dredging for alluvial placer gold in one location on the Konawaruk River in Guyana, South America. We currently own two gold dredging barges on our own behalf and the Venture in which we currently hold a 65% interest owns two gold dredging barges. At present we have three of these barges operating. The fourth barge is under repair and we anticipate that it will be returned to service in the near future. During the next 12 months, provided we can obtain adequate financing, we hope to add a cutterhead dredge on the Konawaruk River. The current operating dredges are standard river suction dredges. A cutterhead dredge gives us the ability to penetrate and operate below the cemented gravel layers (gravel deposits that underwent a cementation process with iron oxide) of the river. From July 1999 to January 2004, we were dredging on claims 1 through 5 (see the chart in see "Part I. Item 3. Description of Property"). We stopped dredging at these locations because we need the ability to penetrate and operate below the cemented gravel layers. For this we will need a cutterhead dredge. We plan to recommence dredging on claims 1 through 5 if and when we obtain a cutterhead dredge. Since January 2004, we have been dredging on concession 26.

The Konawaruk River properties are our only river-based properties. During the next 12 months we do not have any plans to with regard to our land based properties.

The Cuyuni River Venture

Pursuant to a January 27, 1999 agreement, as amended, we and NARIL entered into a Mining Joint Venture Agreement (the "Venture Agreement") in the Republic of Guyana with Cuyuni River Venture No. 1, LLC, a Delaware limited liability company ("Cuyuni LLC"), to explore and mine gold and other precious metals (the "Venture"). NARIL is the managing member. Pursuant to the Venture agreement, we provide and select the properties, prospects and/or claims to be mined by the Venture. To the extent that we operate two or less barges in Guyana, all gold and other mineral deposits mined from such operations is owned by the Venture. To the extent that we operate more than two barges in Guyana, the gold and other mineral deposits mined from all such barges is aggregated together and the amount owned by the Venture is the quotient of two divided by the number of operating barges. The balance of the gold and other mineral deposits is owned by us. (See "Part I. Item 3. Description of Property" for a description of properties).

Originally, we owned a 75% interest and Cuyuni LLC owned a 25% interest in the Venture. As discussed below, the respective interests are now 65% and 35%. Cuyuni LLC contributed $475,000 and we contributed $105,000 to the Venture. These funds were used to purchase two large hydraulic suction barges; one small barge and a D8 caterpillar earth moving tractor; construct roads and a base camp; and accumulate geological data. In addition, Cuyuni LLC purchased 150,000 shares of our common stock for $1.00 per share.

The initial term of the Venture is 10 years, at which time it terminates unless the parties agree to extend it or, if an independent geological report indicates that there is sufficient mining opportunity to continue commercial production, Cuyuni LLC has the right to extend the Venture.

Cuyuni LLC was to receive a guaranteed return on its 25% interest of $250,000 a year for two years from commencement of dredging operations (deemed to be September 1999). On November 21, 2000, the parties agreed that for the year ending December 31, 2000 this requirement was satisfied by issuance to Cuyuni LLC of an additional 150,000 shares of our common stock, and cash payments of $38,000 of which, $20,000 was provided by the Venture and $18,000 by us. In February 2002, the parties agreed that, for the year ending December 31, 2001, this requirement was satisfied by issuance to Cuyuni LLC of an additional 300,000 shares of our common stock and by increasing Cuyuni LLC's interest in the Venture to 35% and decreasing our interest to 65%.

In March 2003, Cuyuni LLC received 60,000 shares of our common stock in payment of its share of distributions ($9,000) from the Venture for 2002.

Guyana

Guyana is located on the northeast coast of South America and is bordered by Suriname to the east, Brazil to the south and west, and Venezuela to the northwest. It has a surface area of approximately 215,000 square kilometers or 83,000 square miles with a population of approximately 825,000. The official language is English and the climate is tropical.

Guyana is now a democratic republic. A former Crown colony which gained independence in 1966, and then became a co-operative Republic in 1970, Guyana is a parliamentary democracy with an elected President. 65 member legislative assembly, and an independent judiciary. Its legal system is based on the British common law, except in land matters which are based on Roman-Dutch law.

There is a 35% corporate tax rate in Guyana. Consumption tax of 10% to 100% on many goods does not apply to most exploration and mining equipment. NARIL is permitted under Guyana law to offset 100% of its taxable income against net operating losses. A 6.25% foreign dividends tax may be offset dollar for dollar by exploration expenses on other properties. In addition, a royalty of from 3% to 5% is payable to the Government of Guyana on the value of all gold extracted. See "Royalties" in Part I. Item 3. Description of Property." below.

The Guiana Shield, which underlies eastern Venezuela, most of Guyana, Suriname, French Guiana and the northern portion of Brazil, is considered to have potential in renewable natural resources (hydro-electric energy and timber) and minerals (similar to the shields of Canada, South Africa and Northern Scandinavia). Mineral resources of the Guiana Shield include precious metals (gold, platinum and silver), diamonds, metals that form iron-based alloys (including manganese, nickel, chromium, titanium, cobalt and niobium) and non-ferrous metals (including copper, zinc, cadmium and tin).

There are certain business and political risks inherent in doing business in developing countries. In Particular, while the regulatory framework for conducting mining and exploration activities in these countries, including the tax and general fiscal regimes and the manner in which rights and title to mineral properties are established and maintained, may be uncertain, incomplete, in a state of flux or subject to change without notice. Even where, as in Guyana, there are established frameworks, they are administered by government functionaries who may not adhere to the strict ledger of the law. This could lead to litigation to correct administrative errors. (See "Item 1. Business. Risk Factors; Our property interests in Guyana are subject to the risks of doing business in foreign countries.")

Acquisition of Mineral Rights of Guyana

In Guyana all mineral rights are vested in the state. The Prime Minister is the Minister responsible for minerals. Grants of rights are issued by the Guyana Geology and Mines Commission (the "GGMC") after the approval of the Prime Minister. The GGMC is the agency with responsibility for applying and enforcing the Mining Act and its regulations. The Commissioner of the GGMC reports directly to the Prime Minister. The Guyana Gold Board (the "GGB") was created by the Guyana Gold Board Act (the "Gold Act") in 1981. By law, the GGB is the only body that may buy or sell gold both within or outside Guyana, with one notable exception. The Gold Act makes provision for private traders to be licensed to buy and sell gold within Guyana, as well as to export it. Foreign companies operating in the gold sector are required to sell to the GGB at the world spot price, less the royalty payable to the State of Guyana, that portion of gold required to meet all of their local current obligations, including Guyanese taxes. Any surplus may be exported once the requisite license is obtained. NARIL would be eligible to be issued a license, but the Directors do not regard this as feasible at the present time because, as stated above, the GGB purchases gold produced at the world spot price, less a royalty (currently 5%).

The procedure for exploration and mining in Guyana by foreign companies is streamlined. The GGMC is the agency responsible for negotiating and entering into agreements with foreign companies. A foreign company can explore in Guyana without first forming a local company. Before mining can start, however, a Guyanese company has to be formed. The local company then applies for a mining license. The GGMC, with the approval of the President, may grant a mining license for property containing an ore body for up to 20 years or the life of the deposit, whichever is shorter. The continuation of the mining license is conditional on payment of annual land rentals and adequate work progress. Inspections are made and progress reports are required.

Application for Mineral Properties in Guyana and our Licensed Properties

Prospecting/Mining Permits.

The GGMC is the statutory body that processes all applications for mineral properties in Guyana. The Mining Act, 1989 provides for three scales of operation:

(i) Claims (small scale). Land claims having dimensions of 1,500 ft. x 800 ft. and river claims consisting of one mile of a river along with 66 ft. of each bank. Under the Mining Act, claims are reserved for local miners (who are presumed to have limited capital and resources) and must be held in the names of Guyanese citizens. These are non-transferable. However, the law and the GGMC recognize joint ventures whereby the citizen is the claimholder and engages the foreign company under an exclusive irrevocable license to carry out prospecting and mining operations on his behalf. We have the right to work five small claims; however, we are not working these claims at the moment.

(ii) Prospecting and Mining Permits (medium scale). Prospecting permits are referred to as PPMS (prospecting permits medium scale). These are issued for areas between 150 and 1,200 acres each. The Mining Act also reserves these for Guyanese citizens, so foreign companies must create joint ventures as described above. Our properties at Meamu, Mowasi and New Cuyuni are all PPMS. We are not working these properties at the moment. A miner may upgrade a PPMS to a MPMS (mining permit medium scale). This involves the filing of a performance bond in $200,000 GYD (approximately $1,000 USD at the current exchange rate) per permit with the GGMC. On obtaining an MPMS a miner must file an Annual Report on work done on the property each year.

(iii) Mining Permits (large scale). These are issued for areas that are 500 acres or greater. The Mining Act permits foreign companies to hold areas under large scale mining permits. The rationale is that local miners will not have the capital and resources to develop these areas. On application, the GGMC grants Permissions for Geological and Geophysical Surveys and mapping. These are reconnaissance surveys over large acreages with the objective of applying for prospecting, and later mining, licenses over favorable ground selected on the basis of results obtained from the aerial and field reconnaissance surveys. We have neither applied for nor been granted any permits of this type.

Prospecting and Mining

Under the Mining Act, at the smallest scale, permission to carry on prospecting and mining activities is very rudimentary. The scale and level of complexity increases as the scale of operation becomes larger, and obtaining grants of permission requires very complex types of documentation at the largest scale.

Claims (small scale). All the claimholder must do is to purchase a prospecting license from the GGMC by payment of the statutory fee. He then locates the claim, has it verified, and is issued a claim-license. Once he has the claim-license, mining operations can begin. At this level - as compared to medium and large scale - there is no need to first prospect the area before upgrading to a mining license.

Medium scale properties. Medium scale properties require one to apply for a PPMS by submitting a standard form application and a surveyor's description of the area. The initial term of the PPMS is three years from its date of issue, and it is renewable annually. Once the PPMS is issued, prospecting operations may be carried on. The GGMC renews the PPMS once the requisite fee is paid. Once the prospecting program is completed, the results are used to apply for a MPMS. As stated above, this involves lodging a Performance bond. MPMS are granted for twenty years or the life of the deposit, whichever is the sooner. They are also renewable. Annual Reports of work done on the property must be filed with the GGMC.

Frequently, companies carry on actual mining under PPMS as it is not always clear where prospecting operations stop and mining begins. This is well known to the GGMC. Miners merely renew their PPMS annually for the life of the deposit. One reason for this is that the fee for the MPMS is substantially greater than the fee for a PPMS. Failure by the GGMC to strictly enforce the Mining Act, however, does not constitute a waiver or relaxation of the statutory provisions, and a PPMS or MPMS may be forfeited at any time for non-compliance.

Large scale properties. Large scale properties require application for a license to carry out Geological and Geophysical Surveys and mapping. The results of these are used for applications for mining licenses large scale. These necessarily involve a great degree of documentation and are quite complex. As stated above, we have none of these.

All but one of our river claims and most of our land claims are small scale claims or medium scale properties. One of our river locations, the one that we are currently operating on, is a mining concession under granted under the previous Mining Act. Mining of Small Scale Claims and our one mining concession is permitted without the necessity of obtaining a separate mining license. However, mining of Medium Scale Properties requires a MPMS.

Factors Affecting Operations in Guyana.

Our operations in Guyana are affected by local conditions such as prevalence of serious disease at dredging sites such as malaria and denge fever; security concerns; increases in prices for fuel used by dredging and earth moving equipment; import taxes and duties on fuel, equipment and spare parts; unavailability of equipment and spare parts locally, and drought periods, all of which have resulted in interruption of operations in the past. See "Business - Dredging Operations."

Dredging Operations

River dredging operations are conducted using a pond dredging system. The pond dredging system requires the use of temporary river diversions for mining of the riverbanks, the use of tailings dams and clean water inflow channels. The gold bearing gravel is recovered by suction using a suction dredge, which is described below.

Suction dredge floating units consist of six rectangular shaped floating units that have a combined measurement of 12 x 24 meters. Living quarters are built inland near the dredging ground.

The suction end usually consists of a 10-inch steel pipe with a suction motor. The capacity of suction varies from 30 to 50 cubic meters of solids, and the pulp density varies from 10 to 50% solids. The material is thrown over a fixed grizzly. A sluice box with carpets is placed below the fixed grizzly in order to concentrate free gold. The sluice box is washed at regular periods of time, usually every one to two days of continuous operation.

A powerful diesel engine with 150 to 250 hp moves all of the dredge's main and ancillary equipment. The ancillary equipment consists of welding machines, power tools and living quarters appliances.

The concentrates generated in the sluice box are placed in jig boxes made out of steel. Mercury is then placed in the jig box and agitated with the use of an electric motor with rubber pads.


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

All black sands are then removed by manual panning. Mercury is reclaimed by the use of retorts (chemical recovery sytems) and is recycled in the operations. After removal of the black sands, the amalgam is placed in a cloth and squeezed manually over a bucket until all free liquid mercury is removed. No mercury is disposed in the environment during the entire gold recovery process. The resulting amalgam, which contains relatively little mercury, is placed into crucibles, which are sealed into retorts. The mercury vapor passes through a water-cooled condensing tube and exits sub-aqueously as liquid mercury into a collecting tray. The resulting gold is reasonably pure and only residual mercury is left.

Permanent crews of four to five men plus a cook will operate the entire dredge usually on four-hour shifts with two men at a time.

This gold is then stored in secure boxes prior to shipment to Georgetown. Heavily armed security guards always accompany gold shipments until they reach their final destination. Special arrangements can be obtained for shipment and sales overseas.

Mined-out site reclamation will include decontamination, channel restoration, stratigraphic restoration, landscape restoration, and revegetation.

During the next 12 months, provided that we can obtain adequate financing, we plan to purchase or construct a cutterhead dredge. A cutterhead dredge would give us the ability to penetrate and operate below the cemented gravel layers (gravel deposits that underwent a cementation process with iron oxide) of the river. This will permit us to recommence dredging on claims 1 through 5.

Economics of alluvial mining compared to hard rock mining:

Alluvial mining operations are conducted in unconsolidated materials, which were transported by a watercourse and deposited usually in creeks or river channels. These alluvial deposits contain free metallic gold particles that resulted from the continued weathering of the primary rock source over prolonged periods of time. Free gold usually occurs in the gravel layers of the alluvial deposits, and usually does not require the use of crushing or milling facilities.

Alluvial mining operations require significantly lower start-up capital compared to hard rock mining, due to the simplicity of the required mining equipment. In addition, the required recovery plants for alluvial operations are much simpler and highly mobile, which enables their use in more than one project, requiring small modifications. Start-up time is much shorter compared to hard rock mining operations, with cash flow obtained almost immediately. Most importantly, operational costs of alluvial mining operations are generally lower than hard rock mining.

Environmental Regulations

The Government of Guyana is currently proposing an amendment to its Mining Regulations which is intended to deal primarily with environmental matters relating to mining operations such as those conducted by us. While we have not been advised of any violations of any current regulations, it is possible that, in the future, we may be required to address matters, which may be included in any such new regulations if they become law. These matters are expected to deal with use of poisonous substances, management of the environment, establishment of protected areas where mining is prohibited or limited, and pollution control. Penalties for violation of any such regulations may include fines and imprisonment for violators. If our activities violate any of these regulations our operations may be materially adversely affected, making our continued operations economically unfeasible. We use mercury during our final recovery process. Under Guyanese environmental regulations, we are required to utilize a retort (chemical recovery) system. We utilize such a system. The GGMC inspects our facilities for compliance with these regulations.

Competition

We compete with major mining companies and other natural resource companies in the acquisition, exploration, financing and development of prospects. Most of these companies are more experienced, larger and better capitalized than us. Our competitive position depends upon our ability to successfully and economically explore, acquire and develop new and existing mineral prospects. Factors which allow producers to remain competitive in the market over the long term are cost of operations and proximity to market.

Employees

As of September 23, 2004, we had approximately 60 employees consisting of eight office staff, approximately 42 dredging related workers and 10 security personnel.

Risk Factors

Our business operations and our securities are subject to a number of substantial risks, including those described below. If any of the these or other risks actually occur, our business, financial condition and operating results, as well as the trading price or value of our securities could be materially adversely affected.

Risks related to our operations

We have a history of operating losses and we anticipated losses and negative cash flow for the near future. We cannot assure if or when operations will become profitable.

Although we generated $638,973 in revenues during the six months ended June 30, 2004, $1,192,779 in revenues during the year ended December 31, 2003 and $959,960 during the year ended December 31, 2002, we realized losses during the six months ended June 30, 2004 of $181,239 and losses during the two years ended December 31, 2003 and 2002 of $295,273 and $416,060, respectively. As of June 30, 2004, our accumulated deficit was $6,247,804. To become profitable, we believe that we will need to get more dredges into operations, locate areas containing higher values of gold and/or increase the operating times for the dredges. To date the dredges have only operated approximately 60% of the available time. In January 2004 we moved our dredging location to concession 26 and, since July 2004, our gold production has increased. However, we cannot assure if or when we will achieve profitable operations.

Our audited consolidated financial statements contain a "going concern" explanatory paragraph. Our inability to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially and adversely from the going concern basis on which our consolidated financial statements included in this report have been prepared.

Our consolidated financial statements for the year ended December 31, 2003 included herein have been prepared on the basis of accounting principles applicable to a going concern. Our auditors' report on the financial statements includes an additional explanatory paragraph following the opinion paragraph on our ability to continue as a going concern. Note 3 to these financial statements describes the reasons why there is substantial doubt about our ability to continue as a going concern and our plans to address this issue. Our December 31, 2003 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our inability to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially and adversely from the going concern basis on which our consolidated financial statements have been prepared.

All of our assets are pledged as security under a debenture that is payable on demand. If we are unable to repay the debenture, we could lose all of our assets and our business operations would be materially and adversely affected.

We have pledged all of our assets to secure repayment of loans pursuant to a debenture that is payable on demand. As of September 22, 2004, the outstanding balance on these loans was approximately $30,000 U.S. Please see "Part I. Item
2. Management's Discussion and Analysis of Financial Conditions and Results of Operations; Liquidity and Capital Resources" for more information about this loan. In the event that the Bank makes demand for repayment or NARIL defaults under the debenture and NARIL is unable to repay the loan, the debenture holder is empowered to take possession of and operate or sell NARIL's assets or appoint a receiver to take such action. In such an event, our business operations would be materially and adversely affected.

We most likely will require additional funding which may not be available. If we are unable to obtain necessary financing on acceptable terms, our business may be adversely affected.

We most likely will require additional funding to increase our current mining operations, primarily to acquire additional dredges and heavy equipment. We also will need funding to explore our other properties and acquire new properties. We may seek to obtain such funding for these activities through equity or debt financing, joint ventures or from other sources. There can be no assurances that we will raise adequate funds on acceptable terms from these or other sources, which may have a material adverse effect on our ability to continue or expand our operations.

Operational hazards and responsibilities could adversely affect our operations

Our activities are subject to a number of risks and hazards including:

      o     environmental hazards,

      o     industrial accidents,

      o     labor disputes,

      o     unusual or unexpected geological or operating conditions,

      o     changes in the regulatory environment,

      o natural phenomena such as inclement weather conditions, floods and earthquakes and

      o     other hazards

These occurrences could result in damage to, or destruction of, mineral properties or production equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. We may incur liability as a result of pollution and other casualties. See the next risk factor.

We are not insured against any losses or liabilities that could arise from our operations either because insurance is unavailable or because the premium cost is excessive. The payment of such liabilities could have a material adverse effect on our financial position and, depending on the extent of such liability, could result in the total loss of our assets and operations.

Exploration for and development of gold involves hazards, which could result in our incurring substantial losses and liabilities to third parties for pollution, accidents and other hazards. We are not insured against any losses or liabilities that could arise from our operations either because insurance is unavailable or because the premium cost is excessive. If we incur uninsured losses or liabilities, the funds available for exploration and development will be reduced and our assets may be jeopardized. The payment of such liabilities may have a material adverse effect on our financial position and, depending on the extent of such liability, could result in the total loss of our assets and operations.

Our ability to discover viable and economic mineral reserves is subject to numerous factors, most of which are beyond our control and are not predictable.

Exploration for gold is speculative in nature, involves many risks and is frequently unsuccessful. Few properties that are explored are ultimately developed into commercially producing mines. Our long-term profitability will be, in part, directly related to the cost and success of exploration programs. Any gold exploration program entails risks relating to

            o     the location of economic ore bodies,

            o     development of appropriate metallurgical processes,

            o     receipt of necessary governmental approvals and

            o if land based, construction of mining and processing facilities at any site chosen for mining.

The commercial viability of a mineral deposit is dependent on a number of factors including:

            o     the price of gold,

            o     exchange rates,

            o     the particular attributes of the deposit, such as its

                        o     size,

                        o     grade and

                        o     proximity to infrastructure,

            o     financing costs,

            o     taxation,

            o     royalties,

            o     land tenure,

            o     land use,

            o     water use,

            o     power use,

            o     importing and exporting gold and

            o     environmental protection.

The effect of these factors cannot be accurately predicted.

The mineral properties in which we have an interest or right are in the exploration stages and are without reserves of gold or other minerals. Although we have been extracting and selling gold from the Konawaruk River, we do not have any feasibility studies with regard to gold reserves at these locations. We cannot assure that current or proposed exploration or development on our claims or properties in which we have an interest will result in the discovery of gold mineralization reserves or will result in a profitable commercial mining operation.

Our ability to become and remain profitable, should we become profitable, will be dependent on our ability to find, explore, develop and mine additional properties. There is intense competition for the acquisition of gold properties. If we are unable to accomplish this, we most likely will not be able to be profitable on a long-term basis.

Gold properties eventually become depleted or uneconomical to continue mining. As a result, our long-term success is dependent on our ability to acquire, explore, develop and mine new properties. The acquisition of gold properties and their exploration and development are subject to intense competition. Companies with greater financial resources, larger staffs, more experience and more equipment for exploration and development may be in a better position than us to compete for such mineral properties. If we are unable to find, develop and economically mine new properties, we most likely will not be able to be profitable on a long-term basis.

Our property interests in Guyana are subject to the risks of doing business in a foreign country.

We face risks normally associated with any conduct of business in foreign countries, including various levels of political and economic risk. The occurrence of one or more of these events could have a material adverse impact on our current and future operations which, in turn, could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition. These risks include the following:

      o     labor disputes,

      o     uncertain or unpredictable political and economic environments,

      o     war and civil disturbances,

      o     changes in laws or policies,

      o     mining policies,

      o     monetary policies

      o     unlinking of rates of exchange to world market prices,

      o     environmental regulations,

      o     labor relations,

      o     return of capital,

      o     taxation,

      o delays in obtaining or the inability to obtain necessary governmental permits,

      o     governmental seizure of land or mining claims,

      o     limitations on ownership,

      o     institution of laws requiring repatriation of earnings,

      o     increased financial costs,

      o     import and export regulations and

      o     institution of foreign exchange controls.

Any such changes may affect our current operations and ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as our ability to continue to explore, develop and operate those properties in which we have an interest or in respect of which we have obtained exploration and development rights to date. Certain changes could result in the taking of property by nationalization or expropriation without fair compensation.

There are uncertainties as to title matters in the mining industry. We believe that we have good title to our properties, prospects and/or claims; however, defects in such title could have a material adverse effect on us.

We have investigated our rights to explore, exploit and develop our various properties, prospects and/or claims in manners consistent with industry practice and, to the best of our knowledge, those rights are in good standing. However, we cannot assure that the title to or our rights of ownership of our properties, prospects and/or claims will not be challenged or impugned by third parties. In addition, there can be no assurance that the properties, prospects and/or claims in which we have an interest are not subject to prior transfers or claims and title may be affected by undetected defects. Past recordkeeping practices in Guyana have not been meticulous. Any such defects could have a material adverse effect on us.

Our current and planned operations require permits and licenses from various governmental authorities.

Our current and planned operations require permits and licenses from various governmental authorities. We believe that we hold or have applied for all necessary licenses and permits to carry on the activities which we currently are conducting under applicable laws and regulations in respect of our properties. We also believe that we presently are complying in all material respect with the terms of such permits and licenses. However, such permits and licenses are subject to change in regulations and in various operating circumstances. As a result, there can be no assurance that we will be able to obtain or maintain in force all necessary permits and licenses that may be required to conduct further exploration or commence construction or operation of mining facilities at properties under exploration or to maintain continued operations at economically justifiable costs. Further, many of our mineral rights and interests are subject to government approvals. In all such cases such approvals are, as a practical matter, subject to the discretion of the Guyana government or governmental officials. Our management has no reason to believe that such approvals will be denied. However, no assurance can be given that we will be successful in obtaining any or all of such approvals.

Gold prices can fluctuate on a material and frequent basis due to numerous factors beyond our control. Our ability to generate profits from operations could be materially and adversely affected by such fluctuating prices.

The profitability of our current and future gold mining operations are significantly affected by changes in the market price of gold. Between January 1, 2004 and September 23, 2004, the fixed price for gold on the London Exchange has fluctuated between $373 and $428 per ounce. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond our control, including:

            o     the level of interest rates,

            o     the rate of inflation,

            o     central bank sales and

            o     world supply of gold.

Each of these factors can cause significant fluctuations in gold prices. Such external factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has historically fluctuated widely and, depending on the price of gold, revenues from mining operations may not be sufficient to offset the costs of such operations.

Gold is sold in Guyana in U.S. and Guyana dollars and we incur a significant amount of our expenses in Guyana dollars. If applicable currency exchange rates fluctuate our revenues and results of operations may be materially and adversely affected.

We sell gold to the Guyana Gold Board in both Guyana and U.S. dollars and we incur a significant amount of our expenses in Guyana dollars. As a result, our financial performance is affected by fluctuations in the value of the Guyana dollar to the U.S. dollar. At the present time, we have no plan or policy to utilize forward contracts or currency options to minimize this exposure, and even if these measures are implemented there can be no assurance that such arrangements will be available, be cost effective or be able to fully offset such future currency risks.

The loss of Mr. Hassan would likely have an adverse effect on our business.

Our success depends to a great extent upon the continued successful performance of Sheikh S. Hassan, President of our Guyana subsidiary and one of our directors. Although we employ, and will likely employ in the future additional qualified employees as well as retaining consultants having experience in mining operations, if Mr. Hassan is unable to perform his duties for any reason, our ability to operate in Guyana will be materially adversely effected. We do not have a key man life insurance policy on the life of Mr. Hassan.

Risks related to ownership of our stock

There is a limited market for our common stock. If a substantial and sustained market for our common stock does not develop, our stockholders' ability to sell their shares may be materially and adversely affected.

Our common stock is tradable in the over-the-counter market and is quoted on the "Pink Sheets." There is only a limited market for our common stock and there can be no assurance that this market will be maintained or broadened. If a substantial and sustained market for our common stock does not develop, our stockholders ability to sell their shares may be materially adversely affected.

Our Common Stock was quoted on the OTC Bulletin Board until it was removed as a result of the 1999 amendments requiring companies to report their current financial information to the Securities and Exchange Commission as a condition to continuing to have their securities quoted on the OTC Bulletin Board. We have filed this registration statement to register our common stock under the Securities Exchange Act of 1934 to meet the current requirements for quotation on the OTC Bulletin Board. We anticipate that:

            o when the Securities and Exchange Commission has no further substantive comments on our registration statement and

            o a broker-dealer is willing to list our common stock on the OTC Bulletin Board, as to which we can give no assurance,

our common stock will be quoted on the OTC Bulletin Board again.

Substantial Sales of our common stock could cause stock price to fall.

As of September 23, 2004, we had outstanding 13,352,700 shares of common stock of which approximately 8,789,500 shares were "restricted securities" as that term is defined under Rule 144 promulgated under the Securities Act of 1933. These restricted shares are eligible for sale under Rule 144 at various times; however, approximately 5,357,934 of these shares are currently eligible for sale under Rule 144. No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of our common stock may be sold in the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital through the sale of our equity securities.

We have a significant number of shares authorized but unissued. These shares may be issued without stockholder approval. Significant issuances of stock would further dilute the percentage ownership of held by our current stockholders and would likely have an adverse impact on the market price of the Common Stock.

As of September 20, 2004, we have an aggregate of 11,922,300 shares of Common Stock authorized, but unissued and not reserved for issuance for specific purposes. All of such shares of Common Stock may be issued without any action or approval by our stockholders. Any shares issued would further dilute the percentage ownership of held by our current stockholders and would likely have an adverse impact on the market price of the Common Stock.

We do not intend to pay dividends in the near future.

Our board of directors determines whether to pay dividends on our issued and outstanding shares. The declaration of dividends will depend upon our future earnings, our capital requirements, our financial condition and other relevant factors. Our board does not intend to declare any dividends on our shares for the foreseeable future. We anticipate that we will retain any earnings to finance the growth and development of our business and for general corporate purposes.

Our common stock may be deemed to be a "penny stock." As a result, trading of our shares may be subject to special requirements that could impede our stockholders' ability to resell their shares.

Our common stock is a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission because it is selling at a price below five dollars per share. In the future, if we are unable to list our common stock on NASDAQ or a national securities exchange or the per share sale price is not at least $5.00, our common stock may continue to be deemed to be a "penny stock". Penny stocks are stocks:

      i.    with a price of less than five dollars per share;

     ii.    that are not traded on a recognized national exchange;

    iii. whose prices are not quoted on the NASDAQ automated quotation system; or

     iv.    of issuers with net tangible assets equal to or less than

            o -$2,000,000 if the issuer has been in continuous operation for at least three years; or

            o -$5,000,000 if in continuous operation for less than three years, or

            o of issuers with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act, and Rule 15g-2 of the Securities and Exchange Commission, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer:

      i. to obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

     ii. to determine reasonably, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;

    iii. to provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and

     iv. to receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them.

Our Corporate History

We were incorporated on July 27, 1967 in Nevada under the name "Silver Resources, Incorporated". We were organized for the purpose of exploring, developing and mining mineral properties.

In December 1968, we completed a public offering pursuant to an exemption provided by Regulation A under the Securities Act of 1933 and raised gross proceeds of $300,000. Thereafter, we engaged in exploration for natural resources in the States of Arizona and Nevada but were unable to locate any economically viable property and, in 1984, we ceased material operations.

In July 1996, we acquired NARIL, at which time, NARIL's owners became our officers and directors and we changed our name to "South American Minerals, Inc."

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

In this section, we explain our consolidated financial condition and results of operations for the year ended December 31, 2003 and December 31, 2002 and the six months ended June 30, 2004 and 2003. As you read this section, you may find it helpful to refer to our Consolidated Financial Statements at the end of this registration statement.

Selected Financial Data

The selected financial data set forth below with respect to our consolidated statements of operations for the fiscal year in the period ended December 31, 2003 and with respect to the consolidated balance sheet as at December 31, 2003, are derived from our audited consolidated financial statements included at the end of this registration statement. The selected financial data set forth below with respect to our consolidated statements of operations for the fiscal year in the period ended December 31, 2002 and with respect to the consolidated balance sheet as at December 31, 2002, are derived from our unaudited consolidated financial statements included at the end of this registration statement. The consolidated balance sheet data as of June 30, 2004 and consolidated statements of operations data for the six months ended June 30, 2004 and June

30, 2003 are derived from our unaudited interim consolidated financial statements also included at the end of this registration statement. The unaudited consolidated financial statements as of and for the six months ended June 30, 2004 reflect all adjustments which, in our opinion, are necessary for a fair presentation of our results of operations and our financial position. You should read the following selected financial data in conjunction with our consolidated financial statements and the notes thereto.

                                                          Year Ended December 31,          Six Months Ended June 30,
                                                       ----------------------------      ----------------------------
                                                           2003             2002             2004             2003
                                                       -----------      -----------      -----------      -----------
                                                                        (unaudited)               (unaudited)
                  Operations Data
Sales                                                  $ 1,136,898      $   959,832      $   638,376      $   576,537
                                                       -----------      -----------      -----------      -----------
Other Revenue                                          $    55,881      $       128      $       597      $    60,289
                                                       -----------      -----------      -----------      -----------
Total Revenues                                         $ 1,192,779      $   959,960      $   638,973      $   636,826
                                                       -----------      -----------      -----------      -----------

Royalties                                              $    51,317      $    41,465      $    32,121      $    28,377
                                                       -----------      -----------      -----------      -----------

Mining expenses                                        $   807,475      $   831,619      $   501,199      $   349,582
                                                       -----------      -----------      -----------      -----------
General and administrative                             $   462,186      $   368,944      $   225,046      $   239,324
                                                       -----------      -----------      -----------      -----------
Depreciation & Amortization                            $    87,275      $   104,786      $    39,793      $   (44,256)
                                                       -----------      -----------      -----------      -----------
Net (loss)                                             $  (295,273)     $  (416,060)     $  (181,239)     $   (54,105)
                                                       -----------      -----------      -----------      -----------

Cash Flows Data
 Net cash (used) in operations                         $  (108,418)     $  (171,755)     $  (115,271)     $  (162,820)
                                                       -----------      -----------      -----------      -----------
 Net cash Provided (used) by investing activities      $   (40,999)     $    (2,822)     $    (9,892)     $    60,895
                                                       -----------      -----------      -----------      -----------
 Net cash from financing activities                    $   153,931      $   116,195      $   171,602      $    41,806
                                                       -----------      -----------      -----------      -----------
 Effects of exchange rates on cash                     $   (19,474)     $    58,761      $     3,008      $    93,968
                                                       -----------      -----------      -----------      -----------
 Net increase (decrease) in cash                       $   (14,960)     $       379      $    49,447      $    33,849
                                                       -----------      -----------      -----------      -----------

Balance Sheet Data
 Cash                                                  $     3,456      $    18,416      $    52,903      $    52,265
                                                       -----------      -----------      -----------      -----------
 Total current assets                                  $    23,425      $    16,823      $   116,688      $    33,342
                                                       -----------      -----------      -----------      -----------
 Equipment (net)                                       $   374,067      $   366,944      $   335,440      $   313,774
                                                       -----------      -----------      -----------      -----------
Total Assets                                           $   398,116      $   409,479      $   452,128      $   402,102
                                                       -----------      -----------      -----------      -----------
Total current liabilities                              $   995,292      $   826,955      $ 1,026,999      $   883,150
                                                       -----------      -----------      -----------      -----------
Stockholders' equity (deficiency)                      $  (488,260)     $  (417,476)     $  (467,460)     $  (404,356)
                                                       -----------      -----------      -----------      -----------

To date, our principal operations have been conducted in Guyana. Our revenues are earned in Guyana dollars and a good portion of our expenses are incurred in Guyana dollars. Our financial statements have been conformed to US GAAP and presented in US dollars for purposes of this registration statement. The rates of exchange between the Guyana dollar and U.S. dollar set out below were used to convert the various financial statement balances from Guyana dollars to U.S. dollars. In the following tables we set forth:

      o the rates of exchange for the U.S. dollar, expressed in Guyana dollars (GD), in effect at the end of each of the periods indicated;

      o     the average of the exchange rates in effect during such periods

                            Six Months ending June 30

                                                   2004              2003

               Rate at end of Period            179.5344GD        180.0203GD

               Average Rate During Period       179.5344GD        180.8521GD

                            Years ending December 31

                                                   2003              2002

               Rate at end of Period            179.5344GD        179.5344GD

               Average Rate During Period       179.5344GD        180.3250GD

Results of Operations

Six months ended June 30, 2004 compared to the six months ended June 30, 2003

Revenues

We generated approximately $638,400 in sales from dredging operations during the six months ended June 30, 2004 compared to approximately $576,500 for the six months ended June 30, 2003, an increase of approximately $61,900 (approximately 10.3%). This increase is primarily due to an increase in the price of gold. We generated interest income during the six months ended June 30, 2004 of approximately $600 compared to approximately $60 for the six months ended June 30, 2003. We also recognized the gain on the sale of a dredge of approximately $55,900 during the six months ended June 30, 2003.

Cost and Expenses

Overall cost and expense during the six months ended June 30, 2004 ($816,100) increased $135,700, approximately 20.0%, from the six months ended June 30, 2003 ($680,400), primarily due to an increase in mining expenses.

Mining expenses for the six months ended June 30, 2004 ($501,200) increased by approximately $151,600 from the six months ended June 30, 2003 ($349,600) (approximately 43.4%). This increase is primarily due to increases in fuel ($27,000), spare parts and equipment maintenance

($46,000), labor ($10,000) and miscellaneous mine supplies ($69,000). Over the past year, diesel fuel prices have increased by approximately 43%.

Selling, general and administrative expense during the six months ended June 30, 2004 ($225,000) decreased by $14,300 (approximately 6.0%) from the six months ended June 30, 2003 ($239,300). This decrease was primarily due to a decrease in general office expenses and travel.

Stock based compensation included in selling, general and administrative expense was $600 for the six months ended June 30, 2004 compared to 0 for the six months ended June 30, 2003.

Effects of Exchange Rates on Cash

The reporting currency for our financial statements is the United States dollar. The functional currency for our operating subsidiary is the Guyana dollars. Accordingly, the assets and liabilities of the subsidiary are included in the financial statements by translating them from Guyana dollars to United States dollars at the exchange rates applicable at the end of reporting period. Revenues are in U.S. and Guyana dollars. Revenues in Guyana dollars and expenses are translated from Guyana dollars to United States dollars at the average monthly exchange rates during the year. Translation gains and losses are accumulated as a separate component of stockholders' equity. During the six months ended June 30, 2004, we recorded translation losses of $8,810 compared to the $4,134 in translation losses we recorded during the six months ended June 30, 2003.

Net Loss

As a result, our net loss for the six months ended June 30, 2004 was $181,200 which was $127,100 more than our $54,100 loss for the six months ended June 30, 2003.

The year ended December 31, 2003 compared to the year ended December 31, 2002

Revenues

We generated approximately $1,136,900 in sales from dredging operations during the year ended December 31, 2003 compared to approximately 959,800 in sales for the year ended December 31, 2002, an increase of approximately $177,100 (approximately 18.5%). This increase is primarily due to an increase in the price of gold. We generated interest income during the year ended December 31, 2003 of approximately $136 compared to approximately $128 for the year ended December 31, 2002. We also recognized a gain on the sale of a dredge of approximately $55,900 in the year ended December 31, 2003.

Cost and Expenses

Overall, cost and expense during the year ended December 31, 2003 ($1,452,600) increased $66,800 (approximately 4.8%) from the year ended December 31, 2002 ($1,385,800).

Mining expenses for the year ended December 31, 2003 ($807,500) decreased by approximately $24,100 from December 31, 2002 ($831,600) (approximately 2.9%). This decrease is primarily due to decreases in contract labor ($13,000) and miscellaneous mine supplies ($11,000).

Selling, general and administrative expense during the year ended December 31, 2003 ($462,200) increased by $93,300 (approximately 20.2%) from the year ended December 31, 2002 ($368,900). This increase is primarily due to an increases in professional fees ($46,000), consultants ($13,000), travel ($14,000) and payroll related costs ($20,300).

Stock based compensation included in selling, general and administrative expenses was $15,000 for the year ended December 31, 2003 and December 31, 2002.

Effects of Exchange Rates on Cash

The reporting currency for our financial statements is the United States dollar. The functional currency for our operating subsidiary is the Guyana dollars. Accordingly, the assets and liabilities of the subsidiary are included in the financial statements by translating them from Guyana dollars to United States dollars at the exchange rates applicable at the end of reporting period. Revenues are in U.S. and Guyana dollars. Revenues in Guyana dollars and expenses are translated from Guyana dollars to United States dollars at the average monthly exchange rates during the year. Translation gains and losses are accumulated as a separate component of stockholders' equity. During the year ended December 31, 2003, we recorded translation losses of $5,672 compared to the $47,894 in translation gains we recorded during the year ended December 31, 2002.

Net Loss

As a result, our net loss for the year ended December 31, 2003 was $295,300 which was $120,800 less than our $416,100 loss for the year ended December 31, 2002.

Liquidity and Capital Resources

As of June 30, 2004 we had negative working capital of approximately of $910,300, compared to negative working capital of approximately $971,900 as at December 31, 2003. In January 2004 we moved our dredging location to concession 26 and, since July 2004 our gold production has increased. However, we cannot assure that sufficient funds acquired during the next year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity from financing or other potential sources. The lack of additional capital resulting from the inability to generate sufficient cash flow from operations or to raise capital from external sources would force us to substantially curtail or cease operations and would, therefore, have a material effect on its business. Further, there can be no assurance that such required funds if available, will be available on attractive terms or that they will not have a significant dilutive effect on our existing stockholders.

Net cash used by operating activities decreased by approximately $48,000 from the six months ended June 30, 2003 to six months ended June 30, 2004. This decrease was primarily attributable to an increase in the net loss of approximately $127,000 less a reduction in gain on sale of property and equipment of approximately $60,000 offset by an increase in spare parts ($27,000) and an increase in liabilities ($21,000). Net cash used by operating activities decreased by approximately $63,000 from the year ended December 31, 2002 to December 31, 2003. This decrease was primarily attributable to a decrease in the net loss of approximately $121,000 less a gain on the sale of property and equipment of $56,000.

Net cash used in investing activities during the six months ended June 30, 2004 of approximately $9,900 was a result of acquisitions of property and equipment. Net cash used in investing activities during the year ended December 31, 2003 of approximately of $41,000 was the result of a sale of a dredge of $75,000, less other capital expenditures of $116,000.

Net cash provided by financing activities was approximately $172,000 for the six months ended June 30, 2004 compared to net cash provided by financing activities of approximately $42,000 for the six months ended June 30, 2003. This increase was primarily attributed to increased issuances of our common stock of approximately $183,000 offset by payments of liabilities. Net cash provided by financing activities was approximately $154,000 for the year ended December 31, 2003 compared to net cash provided by financing activities of approximately $116,000 for the year ended December 31, 2002. This increase was primarily attributed to increased issuances of our common stock of approximately $15,000 and additional net borrowings of $23,000.

In March 2003, NARIL borrowed $10,000,000 Guyana dollars (approximately $55,600 U.S.) from and issued a Debenture to Demerara Bank Limited. Pursuant to the Debenture, the loan bears interest at the rate of 17.5% per annum or such other rate as the bank may fix from time to time on the amount of the loan outstanding on the 25th day of each month in each year during the continuance of the Debenture. Interest is payable monthly. The principal balance is due and payable 21 days after written demand (or immediately if the Bank determines that a delay would be prejudicial to the Bank's security). Repayment of the loan is secured by a first priority lien against all of NARIL's assets. The principal balance is due immediately upon the following events: (i) failure to pay interest within 14 days of the date upon which an interest payment is due, provided the Bank notifies NARIL of such failure in writing prior to payment of such interest; or
(ii) there is an order or resolution to wind up NARIL; (iii) if there is an execution against any of NARIL's property, which execution is not discharged within five days; (iv) a receiver is appointed for NARIL or any of its assets; or (v) NARIL ceases or threatens to cease to carry on its business. Upon any demand by the Bank for payment under the Debenture, the Bank is empowered to take possession of and operate or sell NARIL's assets or appoint a receiver to take such action. All proceeds shall be used first to pay the costs of such actions and then to pay moneys owed under the Debenture. Any remaining funds shall be paid to NARIL. All principal and interest shall become due immediately upon an event of a default. Events of default include:

NARIL's default under the Debenture; certain events of reorganization (unless not arising of insolvency), liquidation or dissolution; and any event that, in the Bank's reasonable opinion, would make it likely that NARIL would be unable to complete its project or that might seriously impair the future performance by NARIL under the Debenture. At present the debenture consists of a $5,000,000 Guyana dollars revolving credit line and a $3,000,000 Guyana dollars term loan. As of September 22, 2004, NARIL owed approximately $3,701,400 (approximately $20,617 U.S.) Guyana dollars under the revolving line of credit and $1,700,750 (approximately $9,470 U.S.) under the term loan. NARIL has been using the proceeds of this loan and credit line for general operating purposes.

During the next 12 months, we hope to acquire or build one cutterhead dredge (see "Part I, Item 1. Business; Current and Planned Activities During The Next 12 Months" ). We anticipate that this will cost approximately $250,000. We may seek to obtain the requisite funding through equity or debt financing, joint ventures or from other sources. There can be no assurances that we will raise adequate funds on acceptable terms from these or other sources, which may have a material adverse effect on our ability to continue or expand our operations.

Off-Balance Sheet Transactions

We do not have any transactions, agreements or other contractual arrangements that constitute off-balance sheet arrangements

                   Application Of Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include impairment of long-lived assets, accounting for stock-based compensation and environmental remediation costs.

In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," we review our long-lived assets for impairments. Impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses then are measured by comparing the fair value of assets to their carrying amounts. During the year ended December 31, 2003, we performed a review of our long lived assets and determined that an impairment loss should not be recognized. We recognized no impairment loss during the six months ended June 30, 2004 and 2003.

We account for stock-based compensation to our employees using the intrinsic value method in accordance with provisions of the Accounting Principles Board ("APB") Opinion No. 25,

"Accounting for Stock Issued to Employees" and related interpretations which requires the recognition of compensation expense over the vesting period of the option when the exercise price of the stock option granted is less than the fair value of the underlying common stock. Additionally, we comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") and provide pro forma disclosure of net loss and loss per share as if the fair value method has been applied in measuring compensation expense for stock options granted. Stock-based compensation related to options granted to non-employees is recognized using the fair value method in accordance with SFAS 123.

Environmental remediation costs are accrued based on estimates of known environmental remediation exposure. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. It is reasonably possible that our estimates of reclamation liabilities, if any, could change as a result of changes in regulations, extent of environmental remediation required, means of reclamation or cost estimates. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. There were no environmental remediation costs accrued at June 30, 2004.

Item 3. Description of Property

As of September 22, 2004, we held under agreements with property holders the rights to prospect and mine the following mineral properties and claims located in Guyana, in South America. Except as noted in the footnotes, our rights run for the life of the properties.

           Claim/                                                                                                     Permit
#         Property          Acreage                                                                                 Expiration
            Name           of Claim       Royalty(1)        Location                           Type    Permit(2)      Date(3)
            ----           --------       ----------        --------                           ----    ---------      -------
1     Again             27.33                -0-       Konawaruk River/ Mining  District 2     River               Mar. 31, 2005
2     Again #1          27.33                -0-       Konawaruk River/ Mining  District 2     River               Mar. 31, 2005
3     Again #2          27.33                -0-       Konawaruk River/ Mining  District 2     River               Mar. 31, 2005
4     Again #3          27.33                -0-       Konawaruk River/ Mining  District 2     River               Mar. 31, 2005
5     Bad               27.33                -0-       Konawaruk River/ Mining  District 2     River               Mar. 31, 2005
6           (5)         1,117                 5%       Potaro/Mining District 2                Land    0418/1998   Dec. 22, 2004
7           (5)         1,117                 5%       Potaro/Mining District 2                Land    0430/1998   Dec. 22, 2004
8           (5)         1,117                 5%       Potaro/Mining District 2                Land    0431/1998   Dec. 22, 2004
9           (5)         1,200                          Potaro/Mining District 2                Land    0226/2002   Apr. 2, 2003
10          (5)         1,075                          Potaro/Mining District 2                Land    0168/2001   Mar. 13, 2005
11          (5)         1,200                          Potaro/Mining District 2                Land    0169/2001   Mar. 13, 2005
12          (5)         1,078                          Potaro/Mining District 2                Land    0170/2001   Mar. 13, 2005
13          (5)         1,012                          Potaro/Mining District 2                Land    0171/2001   Mar. 13, 2005
14          (5)         1,012                          Potaro/Mining District 2                Land    0172/2001   Mar. 13, 2005
15          (5)         1,152                          Cuyuni/Mining District 4                Land    0166/2001   Mar. 7, 2005
16          (5)         1,088                          Cuyuni/Mining District 4                Land    0167/2001   Mar. 13, 2005
17          (5)         1,200                          Mazaruni/Mining District 3              Land    0173/2001   Mar. 27, 2005
18          (5)         1,000                          Mazaruni/Mining District 3              Land    0174/2001   Mar. 27, 2005
19          (5)         1,036                          Mazaruni/Mining District 3              Land    0175/2001   Mar. 27, 2005
20          (5)         1,150                          Mazaruni/Mining District 3              Land    0176/2001   Apr. 5, 2005
21          (5)         1,152                          Mazaruni/Mining District 3              Land    0177/2001   Mar. 27, 2005
22          (5)         1,152                          Mazaruni/Mining District 3              Land    0178/2001   Apr. 1, 2005
23          (5)         1,152                          Mazaruni/Mining District 3              Land    0179/2001   Apr. 1, 2005
24          (5)         1,152                          Mazaruni/Mining District 3              Land    0180/2001   Apr. 1, 2005
25          (5)         1,152                          Mazaruni/Mining District 3              Land    0181/2001   Apr. 1, 2005
26          (4)(5)(6)   24.9 Sq. miles       10%       Potaro/Mining District 2                Land    0646/1990   Mar. 15, 2005

(1) Represents the % of the gross value of the minerals recovered from the property payable to the property holder in minerals or cash, at the property holder's discretion. Gross value means the actual value of the gold recovered, exclusive of Government royalties and taxes. Does not include the royalties payable to the Government of Guyana. See "Royalties" below.

(2) Represents the PPMS permit held for the property. If there is no permit number, the location is a small scale claim. See "Application for Mineral Properties in Guyana and our Licensed Properties" in "Part I. Description of Business" above.

(3) See "Application for Mineral Properties in Guyana and our Licensed Properties" in "Part I. Description of Business" above. We renew these annually.

(4)   This Concession is currently being mined.

(5) NARIL has the right to operate these properties. These properties do not have names.

(6) The right to work this property is held by Guyana Primary Resources. NARIL's rights to prospect and mine on this property is non-exclusive and currently runs through May 30, 2005, subject to up to nine annual renewals. NARIL's rights are terminable by NARIL or the property holder on three month's notice; sooner if there is a breach of the agreement. This type of property is known as a mining concession. It is a type of mining property which was formerly granted under the previous Mining Act, Chapter 65:01. With the enactment of the present Mining Act this type of property is no longer granted. However, existing ones (of which this is one) are valid.

As mentioned above in "Application for Mineral Properties in Guyana and our Licensed Properties" in Part I, Item 1. Description of Business, under the Mining Act, small scale and medium scale properties must be held in the names of Guyanese citizens. Accordingly, all of the properties over which NARIL has the right to prospect or mine, are held by Guyanese citizens. NARIL has license agreements with these property holders.

Royalties

We are required to pay royalties on all gold produced during our operations. These royalties are paid to the Government of Guyana on all gold sales whether the gold is produced from properties where we are the original license holder or from properties which are under license to third parties who have issued sublicenses to us. The amount of the royalty varies from 3% to 5% depending on the world market price of gold. The royalty is 3% when gold is below $265, 4% when it is between $265 and under $285, and 5% when it is $285 or greater.

In addition, we may pay a royalty to the license holder from whom we have received a sublicense. Such royalty may vary from 0% to 10%, depending on the sublicense terms, and are set forth in the chart above.

Property History

A number of companies have explored the Konawaruk River since the 1950's. The table below shows the most important exploration programs in the Konawaruk River area:

DATE               COMPANY                   EXPLORATION PROGRAM

1951 to 1953       B. G. Consolidated        600 banka drill holes - 6" diameter
1958               PATO Consolidated         51 banka drill holes - 6" diameter
1981 to 1982       RUDIS Yugoslavia          112 banka drill holes/ - 6"diameter
1992 to 2001       Mazda Limited             Mine-front pitting before dredging

A compilation of all previously recorded gold production shows a total production of approximately 10,000 kg of gold produced to date. It includes both hand methods and dredging operation. The following is a brief description of the most important historical mining operations:

DATE                    COMPANY            MINING METHOD              TOTAL Au
                                                                   RECOVERED AND
                                                                      DECLARED

1907 to 1927    Manual work + 2 dredges    Manual                    91,000 oz.
1958            BG Consolidated            Bucket-wheel dredging      2,500 oz.
1992 to 2001    Mazda Limited              Suction dredging          98,000 oz

NARIL has produced in excess of 16,000 ounces of gold in the Konawaruk River Project since year 2000, using suction dredges. NARIL's operations are concentrated in areas of the Konawaruk River alluvials that show the presence of iron-cemented gold bearing gravel layers, which often show bonanza (rich) grade gold mineralization.

Between January 1, 2004 and September 23, 2004, the fixed price for gold on the London Exchange has fluctuated between $373 and $428 per ounce.

The gold produced by suction dredging in the Konawaruk River Gold Project stored in secure boxes prior to shipment to Georgetown. Heavily armed security guards always accompany gold shipments until it reaches its final destination. London second fix prices are utilized if gold sales are conducted in Guyana.

Property Location

Claim/Properties Nos 1-8 and 26: The Konawaruk properties are located in north central Guyana, Potaro Mining District #2, some 200 kilometers SW of the capital Georgetown. Access to the area is among the best in Guyana, via 90 kilometers of paved road to the city of Linden, followed by 140 kilometers of laterite capped road (Mahdia road) to reach the Konawaruk River and the claims mentioned. Alternatively, airplanes can be chartered from Georgetown to reach to the Konawaruk National Service Centre airstrip, taking approximately 40 minutes.

Properties Nos 9-14: The Mowasi properties are located in north central Guyana, Potaro Mining District #2, some 200 kilometers SW of the capital Georgetown. Access to the area is among the best in Guyana, via 90 kilometers of paved road to the city of Linden, followed by 170 kilometers of laterite capped road (Mahdia road) to reach the Mowasi River and the PPMSs. Alternatively, airplanes can be chartered from Georgetown to reach to the Konawaruk National Service Centre airstrip, taking approximately 40 minutes.

Properties Nos 17-25: The Meamu properties are located in west Guyana, Mazaruni Mining District #3, some 250 kilometers SW of the capital Georgetown. Access to the area is among the best in Guyana, via jet boats with payload capacity of 5,000 lbs, taking approximately 8 hours. In addition, a combination of truck transportation using the Issano Road for a total of 300 kilometers, followed by cargo boat with payload capacity of 25,000 lbs can be used as well.

Properties Nos 15-16: The Oko properties are located in north central Guyana, Cuyuni Mining District #4, some 200 kilometers SW of the capital Georgetown. Access to the area is among the best in Guyana, via 90 kilometers of paved road to the city of Linden, followed by 120 kilometers of laterite capped road (Puruni road) to reach the Oko River and the PPMSs mentioned. Alternatively, airplanes can be chartered from Georgetown to reach to the Oko airstrip, taking approximately 35 minutes.

Geography

All of the properties in which we have an interest are situated in geologic domains known as greenstone belts, which are ancient volcanic-sedimentary rock assemblages. Greenstone belts are known to be favorable geologic environments for gold mineralization and account for a significant proportion of the world's gold production, for instance, the greenstone belts of the Canadian Shield in Eastern Canada, the Pilbara and Yilgarn Blocks of Western Australia, the greenstone belts of Each and West Africa and the Guiana and Brazilian Shields of South America.

Gold exploration and mining have, in the past, been conducted within most of the areas where our properties are located. However, with a few exceptions, the areas have yielded comparatively few large scale mining infrastructure, and until a few years ago, adverse political and business conditions. Although there are, or have been numerous artisanal mining operations scattered throughout the areas where our properties are located, with very few exceptions, these areas had not until recently been fully explored with modern techniques and equipment.

Our executive office is located at 76 Beaver Street, 26th Floor, New York, New York 10005. Telephone Number 212-668-0842. We sublet space at such location from Capital Gold Corporation on a month-to-month bases. Current rent is $750 per month.

NARIL's office facilities are located at 88 Barrack Street, Georgetown, Guyana where it occupies 3,000 square feet of space, which it rents for $2,000 per month from an unaffiliated party under a lease that expires on June 30, 2006.

NARIL provides housing quarters for Mr. Hassan, its chief executive officer and one of our directors, in Georgetown, Guyana. The quarters occupy 2,000 square feet of space, and are rented for $1,500 per month from an unaffiliated party pursuant to a lease that expires on April 30, 2007.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth information as of September 20, 2004, with respect to

      o any person known by us to own beneficially more than 5% of our common stock;

      o common stock beneficially owned by each of our officers and directors and officers and directors of NARIL; and

      o the amount of common stock beneficially owned by our officers and directors and the officers and directors of NARIL as a group.

                                                             Approximate Percent
Name & Address of                    Number of Shares          of Common Stock
Beneficial Owner                    Beneficially Owned         Outstanding (1)
----------------                    ------------------         ---------------

Sheikh S. Hassan*(2)                      890,500                    6.7%
Jack H. Paulsen*(3)                       360,510                    2.7%
Gifford A. Dieterle*                      650,000                    4.9%
Saul Horing*(4)                           295,000                    2.2%
Arthur Brown*(5)                          584,500                    4.4%
Joshua Summerland*                            -0-                    -0-%

All directors and executive
Officers as a group (6 persons)         2,780,510                   20.8%

----------
*     Executive Officer and Director.

(1) Based upon 13,352,700 shares of common stock issued and outstanding as of September 20, 2004 and includes, for each person, the shares issuable upon exercise of warrants owned by them.

(2)   Includes 570,500 shares held by DePaco Holding Corp. controlled by Mr.
      Hassan.

(3)   Includes 78,910 shares held by a company controlled by Mr. Paulsen.

(4) Includes 60,000 shares owned jointly with his wife. Also includes 25,000 shares owned by his wife. Mr. Horing disclaims beneficial interest in the shares owned by his wife and half of the shares jointly owned with his wife.

(5) Includes 441,250 shares owned by Diet Group, Inc., a corporation controlled by Mr. Brown.

Item 5. Directors and Executive Officers, Promoters and Control Persons

Name                     Age      Position
----                     ---      --------

Saul Horing              75       Our President and a Director, and a Director
                                    of NARIL
Sheikh S. Hassan         43       One of our Directors
                                    and Chief Executive Officer,
                                    Secretary and Chairman of the Board of
                                    Directors of NARIL
Jack H. Paulsen          69       Our Vice President and a Director, and a
                                    Director of NARIL
Gifford A. Dieterle      72       Our Executive Vice President, Secretary
                                    and Treasurer, and a Director of NARIL
Joshua Summerland        48       One of our Directors, and a Director of NARIL
Arthur Brown             53       One of our Directors

Each director has been elected to serve until the next annual meeting of stockholders, or until his earlier resignation, removal from office, death or incapacity. Officers are elected by the directors at meetings called by the directors for such purpose.

SAUL HORING has been one of our directors since 1996 and our president since 1998. He also served as our president from 1969 to 1996. He received a LLB degree in 1954 and a JD degree in 1967 from Brooklyn Law School and is a practicing attorney in New York.

GIFFORD A. DIETERLE, has been our executive vice president and secretary-treasurer since 1997 and one of our directors since 1996. Mr. Dieterle is president, treasurer and chairman of the board of directors of Capital Gold Corporation, a public gold exploration company, where he has worked for more than 20 years. From 1977 until 1993, he was chairman, treasurer and executive vice-president of Franklin Consolidated Mining Company. From 1965 to 1987, he was lecturer in geology at the City University of N.Y. (Hunter Division). Since 1962, he has been a consulting geologist engaged in the geological evaluation of oil and mineral properties. He graduated from New York University with a BA in geology in 1956 and with a MS in geology in 1959.

SHEIKH S. HASSAN, has been one of our directors since 1996 and chief executive officer, secretary and chairman of the board of NARIL since 1995. He has serviced mining claims in Guyana, and the dredging of gold in various rivers in Guyana, as well as engaging in all facets of Guyana gold mining operations. Mr. Hassan has been the treasurer of the Guyana Gold and Diamond Miners Association for the past three years.

JACK H. PAULSEN, has been one of our directors and vice presidents since 1996. Mr. Paulsen has been a consultant on mineral exploration in Liberia, West Africa, French Guinea,

Brazil and Venezuela. He has been active in on-site operations for NARIL since becoming one of our officers and directors.

JOSHUA SUMMERLAND, has been one of our directors since November 2003. Mr. Summerland has been a sole practitioner in the accounting profession since 1979. He is a member of the Registered Professional Accountants Association of Alberta, Canada.

ARTHUR BROWN has been one of our directors since 1998.

Item 6. Executive Compensation

The following table shows all the cash compensation paid or to be paid by us or NARIL, as well as certain other compensation paid or accrued, during the fiscal years indicated, to our chief executive officer and to NARIL's chief executive officer for such period in all capacities in which such officer served. No other executive officer received total annual salary and bonus in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

---------------------------------------------------------------------------------------------------------------------------
                                                                                       Long Term Compensation
---------------------------------------------------------------------------------------------------------------------------
                                       Annual Compensation
---------------------------------------------------------------------------------------------------------------------------
        (a)            (b)        (c)          (d)           (e)            (f)           (g)           (h)          (i)
---------------------------------------------------------------------------------------------------------------------------
                                                            Other                      Securities                    All
Name and                                                    Annual      Restricted     Underlying      LTIP         Other
Principal                                                 Compensa-       Stock         Options/      Payouts     Compensa-
Position              Year     Salary($)     Bonus($)      tion ($)      Award ($)        SARs          ($)          tion
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Horing, Saul          2003      $24,000
Our CEO               2002      $24,000
                      2001      $24,000
---------------------------------------------------------------------------------------------------------------------------
Sheikh S. Hassan,     2003      $74,769                                   12,500
CEO, Secretary  &     2002      $74,872                                   12,500
Chairman              2001      $69,686                                   12,500
---------------------------------------------------------------------------------------------------------------------------

Directors do not receive any compensation for serving as such or for attending meetings of the Board; however, they are reimbursed their accountable expenses for attending meetings. However, in September 2004, we issued 50,000 shares each to four of our directors. The Board does not currently have a compensation committee, audit committee of nominating committee.

Messrs. Horing, Dieterle and Paulsen serve on a month-to-month basis and receive $2,000; $2,000 and $1,000 per month, respectively, for their services. No officer devotes full time to our business. Mr. Hassan devotes most of his time to the business of NARIL.

Pursuant to an employment agreement dated August 1, 2004 with NARIL, Mr. Hassan, NARIL's chief executive office, secretary and Chairman, receives an annual salary (August through July) of $90,000 in 2004 plus health and other benefits. Mr. Hassan is also provided with living quarters, food supplies and a housekeeper for which we incurred charges of approximately $30,000 in 2003. Upon execution of the agreement, Mr. Hassan is to receive 100,000 shares of our common stock and he is entitled to an annual bonus of 100,000 shares. The initial 100,000 shares will be issued in September 2004. The agreement runs for a period of one year and, thereafter, is terminable by either party upon the occurrence of a material breach. Pursuant to a prior employment agreement, he received 50,000 shares per year in 2001, 2002, 2003 and 2004.

Item 7. Certain Relationships and Related Transactions

From time to time, certain of our officers and/or their wives have made interest bearing demand loans to us or NARIL, all of which were made prior to January 1, 2002. As of June 30, 2004, pursuant to these loans, we owed Mr. Horing and his wife an aggregate of $39,275 and we owed Mr. Dieterle $6,990. These loans bear interest at 8% per annum. In addition, as of June 30, 2004, pursuant to a promissory note to Mr. Hassan and a company owned by Mr. Hassan, NARIL owes Mr. Hassan an aggregate of 16,679,899 Guyana dollars (approximately $95,000 U.S.) plus subsequent interest at the rate of 21.75% per annum for loans made by him to NARIL. Principal and interest are payable on demand.

Pursuant to his current employment agreement, Mr. Hassan, President of our Guyana subsidiary and one of our directors, will receive 100,000 shares of our common stock in September 2004 and he is entitled to an annual bonus of 100,000 shares. Pursuant to a prior employment agreement, he received 50,000 shares per year in 2001, 2002, 2003 and 2004.

Mr. Hassan is the holder of Claim/Property no.s 9-25. Mr. Hassan has granted NARIL an exclusive and irrevocable license to enter upon, prospect and/or work the areas covered by these PPMSs, provided that NARIL, by action or inaction, does not cause any of the PPMSs to be forfeited and/or cancelled by Guyana.

In September 2004, we issued 50,000 shares each to our following officers and directors for services rendered: Messrs Horing, Dieterle, Paulsen and Brown.

As disclosed in "Part I; Item 3. Description of Property," NARIL provides housing quarters for Sheikh Hassan, its chief executive officer and one of our directors, in Georgetown, Guyana. The quarters occupy 2,000 square feet of space, and are rented for $1,500 per month from an unaffiliated party pursuant to a lease that expires on April 30, 2007.

Item 8. Description of Securities

Common Stock

We are authorized to issue 25,000,000 shares of common stock, $.10 par value per share. Each outstanding share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

At present, the holders of our common stock

            o have equal ratable rights to dividends from funds legally available therefor, when, and if declared by our board of directors;

            o are entitled to share ratably in all of our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up of the affairs;

            o do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and

            o are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

      (a) Marketing Information -- The principal U.S. market in which our common stock, all of which are of one class, are traded or will trade is in the over-the-counter market. The stock is quoted on the Pink Sheets under the symbol: "SAMM" Our stock is not traded or quoted on any automated quotation system.

The following tables set forth the range of high and low closing bid prices for our common stock on a quarterly basis for the past two fiscal years. This information was obtained from the Pink Sheets, LLC. The bid prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

                          MARKET PRICE OF COMMON STOCK

                                                                  BID
      Quarter Ending                                        High        Low
                                                            ----        ---

      2002
      First Quarter                                         .15        .07
      Second Quarter                                        .25        .07
      Third Quarter                                         .20        .09
      Fourth Quarter                                        .15        .10

      2003
      First Quarter                                         .20        .06
      Second Quarter                                        .25        .07
      Third Quarter                                         .15        .10
      Fourth Quarter                                        .35        .13

      2004
      First Quarter                                         .35        .27
      Second Quarter                                        .35        .30

Holders. There were approximately 221 holders of record of our common stock as of September 20, 2004 inclusive of those brokerage firms and/or clearing houses holding our securities for their clientele, with each such brokerage house and/or clearing house being considered as one holder. The aggregate number of shares of common stock outstanding as of September 20, 2004 was 13,352,700 shares.

Dividends. We have not paid or declared any dividends upon our common stock since inception and we do not anticipate paying dividends on our common stock in the foreseeable future. We anticipate that we will retain any earnings to finance the growth and development of our business and for general corporate purposes.

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans as of December 31, 2003.

                                                                    Number of                               Number of securities
                                                                Securities to be                             remaining available
                                                                   issued upon       Weighted-average        for future issuance
                                                                   exercise of       exercise price of          under equity
                                                                   outstanding          outstanding          compensation plans
                                                                Options, warrants    options, warrants      (excluding securities
                       Plan Category                                And rights           and rights        reflected in column (a))
===========================================================     =================    =================     ========================
                                                                        (a)                 (b)                       (c)
                                                                =================    =================     ========================
Equity compensation plans approved by security holders:                     --           $      --                        --
                                                                     =========           =========                 =========

Equity compensation plans not approved by security holders:                 --           $      --                        --
                                                                     =========           =========                 =========

Total                                                                       --           $      --                        --
                                                                     =========           =========                 =========

Item 2. Legal Proceedings

We are not presently a party to any material litigation. NARIL is a defendant in a civil action titled Rajkumar Searwar v. NARIL, civil action number 29-W/2000 commenced in January 2000, in the High Court of Guyana in Guyana in which a the plaintiff is seeking $53,650 U.S. in damages for alleged wrongful termination. NARIL believes that it has good defenses and counterclaims. The matter was taken off of the Court List in September 2000 due to the plaintiff's failure to file a proper form and, as a result of the plaintiff's continued failure to file the form, the matter was deemed abandoned in September 2001.

Item 3. Changes in and Disagreements with Accountants

There have been no changes in or disagreements with accountants with respect to accounting and/or financial disclosure.

Item 4. Recent Sales of Unregistered Securities

During the year ended December 31, 2002, we issued 300,000 shares of common stock to Cuyuni LLC in lieu of guaranteed Venture distributions. We also issued 890,000 shares of common stock to 10 individuals pursuant to a private placement for gross proceeds of $89,000. We also issued 50,000 shares of common stock to Mr. Hassan, NARIL'S chief executive officer, pursuant to his employment agreement with NARIL and 25,000 shares of common stock to an unrelated party for services. We also issued 25,000 shares for payment of accrued expenses and issued common stock purchase options for 100,000 shares as consideration for extending the due date of a loan.

During the year ended December 31, 2003, we issued 60,000 shares of common stock to Cuyuni LLC in lieu of distributions. We also issued 1,070,000 shares of common stock to 11 individuals pursuant to a private placement for gross proceeds of $107,000. We also issued 50,000 shares of common stock to Mr. Hassan pursuant to his employment agreement with NARIL. We also issued 25,000 shares of common stock to an unrelated party for services. We also issued common stock purchase options for 50,000 shares as consideration for extending the due date of a loan.

Since January 1, 2004, we issued 1,740,000 shares of common stock to 18 individuals pursuant to a private placement for gross proceeds of $174,000. We also issued an aggregate of 225,000 shares to certain of our directors and one of our employees for services rendered. We also issued 255,566 shares of common stock as consideration for the payment of a note payable in the amount of $25,566. We also issued 6,000 shares to an unrelated party for services. The Company also issued 150,000 shares of common stock upon exercise of options by one person for proceeds of $17,500.

The issuance of these securities was deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of such Act as a transaction by an issuer not involving a public offering.

Item 5. Indemnification of Directors and Officers

Our Restated Articles of Incorporation provide for the indemnification of our officers and directors. The provisions are set forth in Article Ninth of our Articles of Incorporation. These provisions are consistent with Nevada's General Corporation Law pursuant to which we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of our company (such as a shareholder derivative suit), by reason of the fact that such person is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may extend to expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonable believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to us or for amounts paid in settlement to us, unless the court in which the action or suit was brought, or another court of competent jurisdiction, determines that in view of all the circumstances, the person is fairly and reasonably entitled to be indemnified for such expenses.

PART F/S

See our consolidated financial statements at the end of this registration statement.

                                    PART III

Items 1 & 2. Index to Exhibits and Description of Exhibits

Exhibits
--------

  3.a.      Our Restated Articles of Incorporation

  3.b.      Certificate of Amendment to our Articles of Incorporation

  3.c.      Our By-Laws

  3.d. Certificate of Incorporation of North American Resources Incorporated Limited.

  3.e.      Articles of Association North American Resources Incorporated
            Limited

  3.f.      Memorandum of Association North American Resources Incorporated
            Limited

  3.g. Articles of Continuance of Incorporation of North American Resources Incorporated Limited.

  4.a.      Text of Common Stock Certificate

 10.a.      Mining Joint Venture Agreement between us and Cuyuni River Venture
            #1 LLC.

 10.b. Amendment to Mining Joint Venture Agreement between us and Cuyuni River Venture #1 LLC.

 10.c.      NARIL Agreement with Garfield Pollard dated July 26, 1999

 10.d.      NARIL Agreement with Edward Hopkinson dated March 25, 1999

 10.e.      NARIL Agreement with Sheikh Hassan dated April 4, 2002

 10.f.      NARIL Agreement with Guyana Primary Resources Inc. dated May 30,
            2003

 10.g.      Hassan Employment Agreement with NARIL dated August 1, 2004.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SOUTH AMERICAN MINERALS, INC.


Dated: September 28, 2004               By: /s/ Saul Horing
                                            ----------------------------------
                                            Saul Horing
                                            President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
South American Minerals Inc.
New York, New York

We have audited the accompanying consolidated balance sheet of South American Minerals, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of South American Minerals, Inc. and Subsidiaries at December 31, 2003, and the consolidated results of their operations and their consolidated cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has incurred significant operating losses for the year ended December 31, 2003, and has significant working capital and stockholders' deficiencies that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                               WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
September 13, 2004

                          SOUTH AMERICAN MINERALS, INC.
                           CONSOLIDATED BALANCE SHEET

                                                     ASSETS

                                                                                  June 30,          December 31,
                                                                                    2004                2003
                                                                                -----------         ------------
                                                                                (Unaudited)
Current Assets:
  Cash and Cash Equivalents                                                     $    52,903         $     3,456
  Spare Parts and Fuel                                                               63,785              19,969
                                                                                -----------         -----------
           Total Current Assets                                                     116,688              23,425
                                                                                -----------         -----------

Property and Equipment, Net                                                         335,440             374,067
                                                                                -----------         -----------

Other Assets:
  Deferred Finance Costs, Net                                                            --                 624
                                                                                -----------         -----------

Total Assets                                                                    $   452,128         $   398,116
                                                                                ===========         ===========

                                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
  Accounts Payable                                                              $    97,878         $    87,068
  Accrued Expenses                                                                  319,649             312,218
  Accrued Expenses - Related Parties                                                273,395             226,337
  Current Portion of Long-Term Debt                                                   4,860               4,881
  Note Payable - Bank - Revolving Credit                                             30,087              34,608
  Loan Payable - Other                                                              130,663             155,860
  Notes and Loans Payable - Related Parties                                         126,773             130,626
  Loan Payable - Cuyuni Partner                                                      43,694              43,694
                                                                                -----------         -----------
           Total Current Liabilities                                              1,026,999             995,292

Long-Term Debt - Net of Current Portion                                               4,363               6,949
                                                                                -----------         -----------

           Total Liabilities                                                      1,031,362           1,002,241
                                                                                -----------         -----------

Commitments and Contingencies

Minority Interest                                                                  (111,774)           (115,865)
                                                                                -----------         -----------

Stockholders' Deficiency:
  Common Stock, $.10 Par Value; Authorized 25,000,000 Shares, Issued and
    Outstanding 13,077,700 Shares in 2004 and 10,976,051 Shares in 2003           1,307,770           1,097,605
  Additional Paid-in-Capital                                                      4,665,663           4,667,080
  Accumulated Deficit                                                            (6,247,804)         (6,068,666)
  Other Comprehensive Income (Loss)                                                (193,089)           (184,279)
                                                                                -----------         -----------
           Total Stockholders' Deficiency                                          (467,460)           (488,260)
                                                                                -----------         -----------

Total Liabilities and Stockholders' Deficiency                                  $   452,128         $   398,116
                                                                                ===========         ===========

The accompanying notes are an integral part of these financial statements.

                          SOUTH AMERICAN MINERALS, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                              For the Six Months Ended              For the Years Ended
                                           ------------------------------      ------------------------------
                                                       June 30,                         December 31,
                                           ------------------------------      ------------------------------
                                               2004              2003              2003              2002
                                           ------------      ------------      ------------      ------------
                                            (Unaudited)       (Unaudited)                         (Unaudited)
Revenues:

  Sales - Net                              $    638,376      $    576,537      $  1,136,898      $    959,832

  Other Income                                      597            60,289            55,881               128
                                           ------------      ------------      ------------      ------------

           Total Revenues                       638,973           636,826         1,192,779           959,960
                                           ------------      ------------      ------------      ------------

Costs and Expenses:

  Royalty Expenses                               32,121            28,377            51,317            41,465

  Mining Expenses                               501,199           349,582           807,475           831,619

  General and Administrative Expenses           225,046           239,324           462,186           368,944

  Depreciation and Amortization                  39,793            44,256            87,275           104,786

  Interest Expense                               17,962            18,873            44,379            39,032
                                           ------------      ------------      ------------      ------------

           Total Costs and Expenses             816,121           680,412         1,452,632         1,385,846
                                           ------------      ------------      ------------      ------------

Loss Before Minority Interest                  (177,148)          (43,586)         (259,853)         (425,886)

Minority Interest                                (4,091)          (10,519)          (35,420)            9,826
                                           ------------      ------------      ------------      ------------

Net Loss                                   $   (181,239)     $    (54,105)     $   (295,273)     $   (416,060)
                                           ============      ============      ============      ============

Net Loss Per Share (Basic and Diluted)     $       (.01)     $       (.01)     $       (.03)     $       (.05)
                                           ============      ============      ============      ============

Weighted Average Shares Outstanding
  (Basic and Diluted)                        12,170,074         9,821,051         9,918,968         9,223,551
                                           ============      ============      ============      ============

The accompanying notes are an integral part of these financial statements.

                          SOUTH AMERICAN MINERALS, INC.
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY

                                                                                                         Accumulated
                                                   Common Stock           Additional                        Other
                                            --------------------------      Paid-In                     Comprehensive
                                               Shares         Amount        Capital        Deficit      Income (Loss)      Total
                                            -----------    -----------    -----------    -----------    -------------   -----------
Balance - January 1, 2002                     8,481,051    $   848,105    $ 4,612,651    $(5,357,333)    $  (226,501)   $  (123,078)
  (Unaudited)

Issuance of Shares to Joint Venture
  Partner as Distributions                      300,000         30,000         30,000             --              --         60,000

Issuance of Shares for Cash                     890,000         89,000             --             --              --         89,000

Shares Issued for Services
  to a Related Party                             50,000          5,000          7,500             --              --         12,500

Shares Issued for Services                       25,000          2,500             --             --              --          2,500

Shares Issued in Payment
  of Accrued Expenses                            25,000          2,500             --             --              --          2,500

Value of Options Granted as
  Deferred Finance Costs                             --             --          8,164             --              --          8,164
                                                                                                                        -----------
                                                                                                                             51,586
                                                                                                                        -----------

Comprehensive Income (Loss)
  Net Loss -  December 31, 2002                      --             --             --       (416,060)             --       (416,060)
  Other Comprehensive Income (Loss)
    Equity Adjustment from Translation               --             --             --             --          47,894         47,894
                                                                                                                        -----------
Comprehensive Income (Loss)                          --             --             --             --              --       (368,166)
                                            -----------    -----------    -----------    -----------     -----------    -----------

Balance - (Unaudited)
  December 31, 2002                           9,771,051        977,105      4,658,315     (5,773,393)       (178,607)      (316,580)

Issuance of Shares to Joint Venture
  Partner as Distributions                       60,000          6,000          3,000             --              --          9,000

Shares Issued for Cash                        1,070,000        107,000             --             --              --        107,000

Expense of Sale                                      --             --         (2,484)            --              --         (2,484)

Shares Issued for Services to a
  Related Party                                  50,000          5,000          7,500             --              --         12,500

Shares Issued for Services                       25,000          2,500             --             --              --          2,500

Value of Options Granted as
  Deferred Finance Costs                             --             --            749             --              --            749
                                                                                                                        -----------
                                                                                                                           (187,315)
                                                                                                                        -----------

Comprehensive Income (Loss)
  Net Loss -  December 31, 2003                      --             --             --       (295,273)             --       (295,273)
  Other Comprehensive Income (Loss)
    Equity Adjustment from Translation               --             --             --             --          (5,672)        (5,672)
                                                                                                                        -----------
Comprehensive Income (Loss)                          --             --             --             --              --       (300,945)
                                            -----------    -----------    -----------    -----------     -----------    -----------

Balance -  December 31, 2003                 10,976,051    $ 1,097,605    $ 4,667,080    $(6,068,666)    $  (184,279)   $  (488,260)
                                            ===========    ===========    ===========    ===========     ===========    ===========

The accompanying notes are and integral part of these financial statements.

                          SOUTH AMERICAN MINERALS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                For the Six Months Ended         For the Year Ended
                                                                        June 30,                    December 31,
                                                               -------------------------      ------------------------
                                                                  2004           2003           2003           2002
                                                               ----------     ----------      ---------     ----------
                                                               (Unaudited)    (Unaudited)                   (Unaudited)
Cash Flows from Operating Activities:
  Net Loss                                                      $(181,239)     $ (54,105)     $(295,273)     $(416,060)
  Adjustments to Reconcile Net Loss to
    Net Cash Used by Operating Activities:
      Depreciation                                                 39,793         44,256         87,275        104,786
      Stock Based Compensation                                        600             --         15,000         15,000
      Minority Interest                                             4,091         10,519         35,420         (9,826)
      Gain on Sale of Property and Equipment                           --        (60,289)       (55,881)            --
      Changes in Operating Assets and Liabilities:
        (Increase) Decrease in Spare Parts and Fuel, Oil
          and Lubes                                               (43,816)       (16,535)         8,537         51,658
        Increase in Accounts Payable                               10,809          4,698          6,408          5,340
        Increase (Decrease) in Accrued Expenses                    54,491        (91,364)        90,096         77,347
                                                                ---------      ---------      ---------      ---------
           Net Cash Used by Operating Activities                 (115,271)      (162,820)      (108,418)      (171,755)
                                                                ---------      ---------      ---------      ---------

Cash Flows from Investing Activities:
  Capital Expenditures                                             (9,892)       (14,105)      (116,135)        (2,822)
  Proceeds from Sale of Property and Equipment                         --         75,000         75,136             --
                                                                ---------      ---------      ---------      ---------
           Net Cash Provided (Used) by Investing Activities        (9,892)        60,895        (40,999)        (2,822)
                                                                ---------      ---------      ---------      ---------

Cash Flows from Financing Activities:
  Proceeds from Sale of Common Stock                              186,500             --        107,000         89,000
  Expenses of Sale of Common Stock                                 (3,917)            --         (2,484)            --
  Proceeds of Loans from Cuyuni Partner                                --             --         43,694             --
  Proceeds of Notes and Loans from Related Parties                     --          2,605             --         21,349
  Payments of Notes and Loans from Related Parties                 (3,853)            --             --             --
  Proceeds of Loans - Other                                            --         20,087          3,739             --
  Proceeds of Note Payable - Bank                                      --         16,710         16,710             --
  Payments of Note Payable - Bank                                  (2,607)        (3,541)        (4,880)            --
  Proceeds of Note Payable - Bank - Revolving Credit                   --          5,945         11,369          5,846
  Payments of Note Payable - Bank - Revolving Credit               (4,521)            --        (21,217)            --
                                                                ---------      ---------      ---------      ---------
           Net Cash Provided by Financing Activities              171,602         41,806        153,931        116,195
                                                                ---------      ---------      ---------      ---------

Effect of Exchange Rate Changes                                     3,008         93,968        (19,474)        58,761
                                                                ---------      ---------      ---------      ---------

Increase (Decrease) in Cash and Cash Equivalents                   49,447         33,849        (14,960)           379

Cash and Cash Equivalents - Beginning                               3,456         18,416         18,416         18,037
                                                                ---------      ---------      ---------      ---------

Cash and Cash Equivalents - Ending                              $  52,903      $  52,265      $   3,456      $  18,416
                                                                =========      =========      =========      =========

The accompanying notes are an integral part of the financial statements.

                          SOUTH AMERICAN MINERALS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Continued)

                                                          For the Six Months Ended         For the Year Ended
                                                                  June 30,                    December 31,
                                                         -------------------------      ------------------------
                                                            2004           2003           2003           2002
                                                         ----------     ----------      ---------     ----------
                                                         (Unaudited)    (Unaudited)                   (Unaudited)
Supplemental Cash Flow Information:
  Cash Paid for Interest                                  $  2,142       $  4,199       $  9,704       $  9,611
                                                          ========       ========       ========       ========

  Cash Paid for Income Taxes                              $  1,252       $  1,103       $  1,103       $  1,378
                                                          ========       ========       ========       ========

Non-Cash Financing Activities:
  Common Stock Issued to Cuyuni Partner in Connection
  with Partnership Agreement                              $     --       $  9,000       $  9,000       $ 60,000
                                                          ========       ========       ========       ========

  Common Stock Issued as Payment of Notes and
    Loans Payable - Other                                 $ 25,566       $     --       $     --       $     --
                                                          ========       ========       ========       ========

  Common Stock Issued for Payment of Accrued Expenses     $     --       $     --       $     --       $  2,500
                                                          ========       ========       ========       ========

  Options Granted as Debt Issuance Expense                $     --       $     --       $    749       $  8,164
                                                          ========       ========       ========       ========

The accompanying notes are an integral part of the financial statements.

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 1 - Description of Business

            South American Minerals, Inc. ("SAMI") was organized in the state of Nevada in 1967. All of our operations are conducted by our wholly-owned subsidiary, North American Resources, Inc. Ltd., ("NARIL") a Corporation organized under the laws of the Government of Guyana, South America.

            SAMI and its wholly owned subsidiary NARIL are hereafter collectively referred to as "the Company".

            SAMI, through NARIL, is engaged in dredging for alluvial placer gold on the Konawaruk River in Guyana, South America.

            North American Resources, Inc. Ltd.

            Pursuant to a January 27, 1999 agreement, as amended, SAMI and NARIL entered into a Mining Joint Venture Agreement in the Republic of Guyana known as The Cuyuni River Venture ("the Cuyuni Venture") with Cuyuni River Venture #1 LLC, a Delaware Limited Liability Company ("Cuyuni Partner") consisting of unaffiliated stockholders. The principal activity of the Cuyuni Venture is that of exploration and mining for gold and other precious metals.

            The Cuyuni Venture operates a gold dredging operation on the Konawaruk River in Guyana. NARIL is the managing member. Pursuant to the Cuyuni Venture agreement, NARIL provides and selects the properties, prospects and/or claims to be mined by the two barges owned by Cuyuni Venture. To the extent that NARIL operates two or less barges in Guyana, all gold and other mineral deposits mined from such operations is owned by the Cuyuni Venture. To the extent that NARIL operates more than two barges in Guyana, the gold and other mineral deposits mined from all such barges is aggregated together and the amount of gold owned by the Cuyuni Venture is the quotient of two divided by the number of operating barges. The balance of the gold and other mineral deposits is owned by NARIL. NARIL owns two barges on its own.

            Cuyuni Partner contributed $475,000 for a 25% capital and profit and loss sharing interest and NARIL contributed $105,000 for a 75% capital and profit and loss sharing interest in the Cuyuni Venture. The initial term of the Cuyuni Venture is 10 years, at which time it terminates unless the parties agree to extend it or, if an independent geological report indicates that there is sufficient mining opportunity to continue commercial production, Cuyuni LLC has the right to extend the Cuyuni Venture. In addition, the Cuyuni Venture is terminable by one partner where the other partner ceases to exist, winds up, enters receivership or bankruptcy or materially breaches the partnership agreement.

            In February 2002, SAMI issued 300,000 shares of its stock to Cuyuni Partner and increased Cuyuni Partner's capital and profit and loss interest to 35%, while decreasing its own capital and profit and loss interest to 65%. This was effected by mutual agreement of the parties to satisfy certain guaranteed minimum requirements to the Cuyuni Partner under the Cuyuni Venture Partnership Agreement for the year ended December 31, 2001.

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 2 - Summary of Significant Accounting Policies

            Principles of Consolidation

            The consolidated financial statements include the accounts of SAMI and its wholly-owned and majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

            The Company accounts for the Cuyuni Venture (see Note 1) as a subsidiary, since at June 30, 2004 and December 31, 2003 it owned 65% of the Cuyuni Venture equity.

            Cash and Cash Equivalents

            The Company considers those short-term, highly liquid investments with original maturities of three months or less as cash equivalents.

            Property and Equipment

            Property and equipment is recorded at cost. It is the Company's policy to capitalize costs incurred to improve and develop the mining properties. General exploration costs, repairs and maintenance and costs to maintain rights and leases are expensed as incurred. Management of the Company periodically reviews the recoverability of the capitalized mineral properties and mining equipment. Management takes into consideration various information including, but not limited to, historical production records taken from previous mine operations, results of exploration activities conducted to date, estimated future prices and reports and opinions of outside geologists, mine engineers, and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

            Revenue Recognition

            Revenues from sales of minerals are recognized only upon receipt of final settlement funds. The Company sells its gold to the Guyanese Gold Board at world market prices.

            Use of Estimates

            The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            Income Taxes

            The Company records deferred income taxes using the liability method as prescribed under the provision of SFAS No. 109. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax bases of the Company's assets and liabilities. An allowance is recorded, based upon currently available information, when it is more likely than not that any or all of the deferred tax asset will not be realized. The provision for income taxes includes taxes currently payable, if any, plus the net change during the year in deferred tax assets and liabilities recorded by the Company.

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 2 - Summary of Significant Accounting Policies (Continued)

            Fair Value of Financial Instruments

            The carrying amount of the Company's financial instruments, including cash and cash equivalents, accounts payable, accrued expenses, loans and notes payable approximated fair value because of the short maturity of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates approximate current market rates for financial instruments with similar maturities and terms.

            Deferred Finance Costs

            Deferred finance costs are carried at cost, less accumulated amortization over the related life of the related debt.

            Stock-Based Compensation

            The Company accounts for stock-based compensation to its employees using the intrinsic value method in accordance with provisions of the Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations which requires the recognition of compensation expense over the vesting period of the option when the exercise price of the stock option granted is less than the fair value of the underlying common stock. Additionally, the Company complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") and provides pro forma disclosure of net loss and loss per share as if the fair value method has been applied in measuring compensation expense for stock options granted. Stock-based compensation related to options and warrants granted to non-employees is recognized using the fair value method in accordance with SFAS 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". Compensation costs are amortized in a manner consistent with Financial Accounting Standards Board Interpretation No. 28 (FIN No. 28), "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans". The Company uses the Black-Scholes options pricing model to value options, restricted stock grants and warrants granted to nonemployees.

            Net Loss Per Common Share

            Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common shares outstanding during that period.

            Because the Company is incurring losses, the effect of stock options and warrants is antidilutive. Accordingly, the Company's presentation of diluted net loss per share is the same as that of basic net loss per share.

            Concentration of Credit Risk

            Financial instruments that potentially subject the Company to significant concentrations of credit risk consists principally of cash and cash equivalents. The Company at times maintains cash balances at financial institutions which exceed the Federal Deposit Insurance Corporation limit of $100,000.

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 2 - Summary of Significant Accounting Policies (Continued)

            Environmental Remediation Costs

            Environmental remediation costs are accrued based on estimates of known environmental remediation exposure. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. It is reasonably possible that the Company's estimates of reclamation liabilities, if any, could change as a result of changes in regulations, extent of environmental remediation required, means of reclamation or cost estimates. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. There were no environmental remediation costs accrued to date.

            Foreign Currency Translation

            Assets and liabilities of the Company's Guyanese subsidiaries are translated to US dollars using the current exchange rate for assets and liabilities. Amounts on the statement of operations are translated at the average exchange rates during the period. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive income
(loss).

            Comprehensive Income (Loss)

            Comprehensive income (loss) which is reported on the accompanying consolidated statement of stockholders' deficiency as a component of accumulated other comprehensive income (loss) consists of accumulated foreign translation gains and losses.

            Recently Issued Accounting Pronouncements

            In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for the year ended December 31, 2003. SFAS No. 148 did not have a material impact on the Company's consolidated financial statements, as the adoptions of this standard does not require the Company to change, and the Company does not plan to change, to the fair value based method of accounting for stock-based compensation.

NOTE 3 - Going Concern

            Basis of Presentation

            The Company incurred net losses of $295,273 and $416,060 during the years ended December 31, 2003 and 2002, respectively. In addition, the Company had a working capital deficiency of $971,867 at December 31, 2003. Furthermore, the Company had a stockholders' deficiency of $488,260 at December 31, 2003. These factors, amongst others, raise substantial doubt about the Company's ability to continue as a going concern.

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 3 - Going Concern (Continued)

            Basis of Presentation (Continued)

            There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Further, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company's existing stockholders. Management's plans are discussed in Note 16.

            The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of assets carrying amounts or the amounts and classification or liabilities that may result should the Company be unable to continue as a going concern.

NOTE 4 - Accrued Expenses - Related Parties

            Accrued expenses to related parties consist of amounts owed to certain officers and directors and their affiliates for salaries, interest and other expenses.

NOTE 5 - Property and Equipment

            Property and equipment consists of the following:

                                                   June 30,        December 31,     Estimated Useful
                                                     2004              2003              Lives
                                                  -----------      ------------     ----------------
                                                  (Unaudited)
            Mining Equipment                      $1,732,901        $1,768,547           5 Years
            Furniture and Fixtures                    51,482            51,443           7 Years
            Motor Vehicles                            27,930            28,646           5 Years
            Boats and Pontoons                        20,001            20,513          10 Years
                                                  ----------        ----------
                                                   1,832,314         1,869,149
            Less: Accumulated Depreciation         1,496,874         1,495,082
                                                  ----------        ----------

                                                  $  335,440        $  374,067
                                                  ==========        ==========

            Depreciation expense was $39,793 and $44,256 for the six months ended June 30, 2004 and 2003, respectively and $87,275 and $104,786 for the years ended December 31, 2003 and 2002, respectively.

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 6 - Related Party Transactions

            The Company sublets executive office space in New York from a company whose president and chairman of the board of directors is one of our officers and directors. The current rent is $750 per month on a month-to-month basis. Rent expense was $4,500 for the six months ended June 30, 2004 and 2003, respectively, and $9,000 and $7,000 for the years ended December 31, 2003 and 2002, respectively. The Company also incurred general office expenses paid to the aforementioned party in the amounts of $0 and $1,786 for the six months ended June 30, 2004 and 2003, respectively, and $5,393 and $110 for the years ended December 31, 2003 and 2002, respectively. The Company was indebted to the aforementioned party in the amounts of $26,348 and $28,503 at June 30, 2004 and December 31, 2003, respectively for the above expenses.

            The Company incurred interest expense on related party loans in the amounts of $2,245 and $2,101 for the six months ended June 30, 2004 and 2003, respectively, and $4,201 and $3,953 for the years ended December 31, 2003 and 2002, respectively.

NOTE 7 - Stockholders' Deficiency

            Recapitalization

            On February 22, 2002 SAMI effected a change in par value of its common stock, and reduced from $.20 par value to $.10 par value and increased its authorized common shares to 25,000,000 shares. All amounts have been retroactively restated to reflect this par value change.

            Options

            The following table summarizes option activity during the following periods:

                                                                 Price of
                                                 Options          Options       Weighted Average
                                               Outstanding         Grant         Exercise Price
                                               -----------       ---------      ----------------
Outstanding at December 31, 2001
  (Unaudited)                                    306,250         $1.00              $   1.00

Expired in 2002                                  (56,250)        $1.00              $   1.00
Granted in 2002                                  100,000         $ .10              $    .10
                                                --------

Outstanding at December 31, 2002
  (Unaudited)                                    350,000         $ .10              $    .10

Expired in 2003                                 (250,000)        $ .01              $    .01
Granted in 2003                                   50,000         $ .15              $    .13
Exercised in 2003                               (150,000)        $ .10-.15          $    .13
                                                --------

Outstanding at December 31, 2003                      --
                                                ========

Outstanding at June 30, 2004 (Unaudited)              --
                                                ========

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 7 - Stockholders Deficiency (Continued)

            Common Stock

            During the year ended December 31, 2002 the Company issued 300,000 shares of common stock valued at $60,000 to Cuyuni Partner in lieu of guaranteed minimum distribution for 2001. The Company also issued 890,000 shares of common stock pursuant to a private placement for gross proceeds of $89,000. The Company issued 50,000 shares of common stock valued at $12,500 to NARIL's chief executive officer pursuant to an employment agreement and 25,000 shares of common stock valued at $2,500 to an unrelated party for services. The Company issued 25,000 shares valued at $2,500 for payment of accrued expenses and issued common stock purchase options for 100,000 shares as consideration for extending the due date of a loan. The Company recorded $8,164 of deferred finance costs in connection with the issuance of the stock option.

            During the year ended December 31, 2003 the Company issued 60,000 shares of common stock valued at $9,000 to Cuyuni Partner as distributions. The Company also issued 1,070,000 shares of common stock pursuant to a private placement for gross proceeds of $107,000. The Company incurred expenses on the sale of $2,484. The Company issued 50,000 shares of common stock valued at $12,500 to NARIL's chief executive officer pursuant to an employment agreement. The Company issued 25,000 shares of common stock valued at $2,500 to an unrelated party for services. The Company issued common stock purchase options for 50,000 shares as consideration for extending the due date of a loan. The Company recorded deferred finance costs of $749 in connection with the issuance of the stock option.

            During the six months ended June 30, 2004 the Company issued 1,690,000 shares of common stock pursuant to a private placement for gross proceeds of $169,000. The Company incurred expenses on the sale of $3,917. The Company also issued 255,656 shares of common stock as consideration for the payment of a note payable in the amount of $25,566. The Company issued 6,000 shares valued at $600 to an unrelated party for services. The Company also issued 150,000 shares of common stock upon exercise of options by one person for proceeds of $17,500.

NOTE 8 - Income Taxes

            For the years ended December 31, 2003 and 2002, actual income tax expense differed from the amount computed by applying the U.S. Federal corporate income tax rate of 34% to pre-tax earnings, as a result of valuation allowances netted against other potential deferred tax assets.

            The tax effects of temporary differences that gave rise to the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 were primarily attributable to net operating loss carry-forwards.

            For income tax purposes, the Company had available net operating loss carryforwards ("NOL") at December 31, 2003 of approximately $292,000 to reduce future federal taxable income, if any. The NOL's expire at various dates through 2023. There may be certain limitations as to the future annual use of the NOL's due to certain changes in the Company's ownership.

            The Company had deferred tax assets of approximately $99,000 at December 31, 2003 resulting primarily from net operating loss carryforwards. The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty surrounding their future realization. The difference between the federal statutory rate of 34% and the Company's effective tax rate of 0% is due to an increase in the valuation allowance of approximately $65,000.

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 9 - Other Comprehensive Income (Loss) - Supplemental Non-Cash Investing Activities

            Other Comprehensive income (loss) consists of accumulated foreign translation gains and losses and is summarized as follows:

                  Balance - January 1, 2002 (Unaudited)                   $(226,501)
                  Equity Adjustment from Foreign Currency Translation        47,894
                                                                          ---------
                  Balance - December 31, 2002 (Unaudited)                  (178,607)
                  Equity Adjustments from Foreign Currency Translation       (5,672)
                                                                          ---------
                  Balance - December 31, 2003                              (184,279)
                  Equity Adjustments from Foreign Currency Translation       (8,810)
                                                                          ---------
                  Balance - June 30, 2004 (Unaudited)                     $(193,089)
                                                                          =========

NOTE 10 - Minority Interest

            Minority interest in the Company's 65% owned Cuyuni Venture subsidiary at June 30, 2004 and December 31, 2003 represents the excess of the minority interest loss and distributions over its proportionate capital.

NOTE 11 - Note Payable - Bank - Revolving Credit

            Note payable bank consists of the following:

                                                                             June 30,       December 31,
                                                                           -----------      ------------
                                                                              2004              2003
                                                                           -----------      ------------
                                                                           (Unaudited)
            This represents an overdraft credit facility of up to
              approximately $30,087 with the bank, with interest
              at 17.5% per annum, payable on demand. The note is
              secured by all the assets of the Company. Interest is
              payable monthly. (see Note 15)                                 $30,087          $34,608
                                                                             =======          =======

NOTE 12 - Loan Payable - Other

            Loan payable to others consists of the following:

                                                                             June 30,       December 31,
                                                                           -----------      ------------
                                                                              2004              2003
                                                                           -----------      ------------
                                                                           (Unaudited)

            Loan payable, at 8% simple interest, payable on demand           $ 95,000         $ 95,000

            Loan payable - other, with interest at 8% per annum,
              Payable to the Estate of the Lender                              35,663           35,439

            Loan payable - other, with interest at 8% per annum,
              due April 2004                                                       --           25,421
                                                                             --------         --------
                                                                             $130,663         $155,860
                                                                             ========         ========

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 13 - Notes and Loans Payable - Related Parties

            Notes and loans payable to related parties consist of the following:

                                                                                       June 30,        December 31,
                                                                                     -----------       ------------
                                                                                        2004               2003
                                                                                     -----------       ------------
                                                                                     (Unaudited)
            Notes payable - director's affiliate, with interest at 21.75% per
              annum, payable on demand.  (See Note 19)                                 $ 80,508          $ 78,111

            Loan payable - Director and President, with interest at 8% per
              annum, payable on demand                                                   35,525            35,525

            Loan payable - wife of the Company's President, with interest
              at 8% per annum, payable on demand                                          3,750            10,000

            Loan payable - Executive Vice President, with interest at 8% per
              annum, payable on demand                                                    6,990             6,990
                                                                                       --------          --------

                                                                                       $126,773          $130,626
                                                                                       ========          ========

NOTE 14 - Loans Payable - Cuyuni Partner

            Loans payable to Cuyuni Partner consist of the following:

                                                                                       June 30,        December 31,
                                                                                     -----------       ------------
                                                                                        2004               2003
                                                                                     -----------       ------------
                                                                                     (Unaudited)
            Loans payable to Cuyuni Partner bearing interest at 8%
              per annum and payable on demand                                          $ 43,694          $ 43,694
                                                                                       ========          ========

NOTE 15 - Long-Term Debt

            Long-term debt consists of the following:

                                                                                       June 30,        December 31,
                                                                                     -----------       ------------
                                                                                        2004               2003
                                                                                     -----------       ------------
                                                                                     (Unaudited)
            Note payable - bank, with interest at 17.5% per annum,
              payable March  2006. The loan is secured by all of
              the assets in the Company. (See Note 11)                                 $  9,223          $ 11,830

            Less current portion, above                                                   4,860             4,881
                                                                                       --------          --------

                                                                                       $  4,363          $  6,949
                                                                                       ========          ========

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 15 - Long-Term Debt (Continued)

            Scheduled maturities of long-term debt at December 31, 2003 are as follows:

                  Year Ending December 31,
                  ------------------------
                           2004                     $ 4,881
                           2005                       5,729
                           2006                       1,220
                                                    -------

                                                    $11,830
                                                    =======

NOTE 16 - Liquidity and Going Concern Uncertainty

            The Company has incurred net losses of $295,273 and $416,060 during the years ended December 31, 2003 and 2002. This factor, among others, raises substantial doubt about the Company's ability to continue as a going concern (see Note 3).

            Specific plans to obtain funding for an expanded mining operation in Guyana include: (i) the obtaining of financing in order to proceed with the operations, (ii) the raising of capital through the sale of the Company's common stock, (iii) increased production and (iv) locate areas containing higher gold values.

            There is no assurance, however, that any of the Company's proposed plans to obtain financing, raise capital and otherwise fund operations will prove successful. The Company's ability to continue as a going concern is dependent upon its ability to obtain sufficient funding as discussed above and its inability to do so will delay or cease the Company's planned operations as discussed above.

NOTE 17 - Commitments and Contingencies

            The Company has various agreements with numerous permit holders to perform mining activities upon their claims. The agreements have royalty payments ranging from $0 to 10% of the gross value of gold, precious metals and stones sold. These agreements expire at various times through July 31, 2005

            On April 4, 2002 the Company entered into an agreement with NARIL's Chief Executive Officer whereby he grants the Company, at no cost, the exclusive rights to mine certain properties licensed to him.

            The Company provides housing quarters for the Chief Executive Officer of NARIL in Georgetown, Guyana. The current lease began on February 1, 2004 and terminates on January 31, 2007.

            Approximate future minimum payments under this lease are as follows:

                  Year Ending
                  December 31,
                  ------------
                      2004                             $16,500
                      2005                              18,000
                      2006                              18,000
                      2007                               1,500
                                                       -------
                                                       $54,000
                                                       =======

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 17 - Commitments and Contingencies (Continued)

            Rent expense under this and the prior lease was approximately $8,900, $8,300, $15,000 and $15,000 for the six months ended June 30, 2004 and
2003 respectively, and for the years ended December 31, 2003 and 2002, respectively.

            The Company occupies office space in Georgetown, Guyana under an operating lease with an unaffiliated third party that commenced on July 1, 2001 and terminates on June 30, 2006. In addition to base rent, the lease calls for payment of utilities and has a five year renewal option.

            Approximate future minimum payments under this lease are as follows:

                  Year Ending
                  December 31,
                  ------------
                      2004                             $24,000
                      2005                              24,000
                      2006                              12,000
                                                       -------
                                                       $60,000
                                                       =======

            Rent expense under this lease was approximately $12,000, $12,000, $24,000 and $24,000 for the six months ended June 30, 2004 and 2003, respectively and for the years ending December 31, 2002 and 2003, respectively.

            The Company is not insured against any losses or liabilities that could arise from its operations. The payment of such liabilities could have a material adverse effect on the Company's financial position and, depending on the extent of such liability, could result in the total loss of its assets and operations.

NOTE 18 - Litigation

            The Company is not presently a party to any material litigation, NARIL is a defendant in a civil action that commenced in January 2000. NARIL believes that it has good defenses and counterclaims, and any outcome would not have a material effect on these financial statement.

NOTE 19 - Subsequent Events

            Employment Agreement - Hassan

            On July 31, 2003 the Company's agreement with NARIL's chief executive officer expired. It was extended by mutual agreement for an additional year. Pursuant to its terms, Mr. Hassan was to be issued 50,000 shares of common stock upon expiration of the contract.

            In August 2004 the Company signed an employment agreement with the chief executive officer of NARIL. It calls for compensation of $90,000 annually plus health and other benefits. Upon execution of the agreement, 100,000 shares of common stock are to be issued plus an annual bonus of 100,000 shares. The Agreement runs for a one year period.

                          SOUTH AMERICAN MINERALS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003
     (Information as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 and the year ended December 31, 2002 is unaudited)

NOTE 19 - Subsequent Events (Continued)

            Other

            Notes payable - Director's affiliate (see Note 13), were combined into one promissory note, during July 2004. The balance owed is approximately $95,000 including accrued interest to date. The notes bear interest at the rate of 21.75% per annum. Principal and interest are due on demand.

            Stock Issuances

            On September 1, 2004 the Company authorized the issuance of 200,000 shares of common stock to four of its Directors for services rendered and 25,000 shares to one of its employees for services rendered.